OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Chores R Us LLC

222 W Merchandise Mart Plaza
Suite 1212
Chicago, IL 60654

www.chorerelief.com

11494 units of Class C Membership Non-Voting Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Max Offering Amount: 77,356 Class C Non-Voting Units ($67,299.72)

Maximum subject to adjustment for bonus units. See **10% Bonus below*

Minimum Offering Amount: 11,494 Class C Non-Voting Units ($9,999.78)

Company	Chores R Us, LLC
Corporate Address	222 Merchndise Mart Plaza, Suite 1212, Chicago IL 60654
Description of Business	ChoreRelief is an on-demand mobile marketplace that makes it affordable for any consumer to afford local service providers to perform small household projects like cleaning, landscaping or handiwork while empowering workers and small businesses with an entrepreneurial gig platform.
Type of Security Offered	Class C Non-Voting Membership Units
Purchase Price of Security Offered	$0.87/unit
Minimum Investment Amount (per investor)	$149.64

Perks*

$100 + Your name will be written on our website (with your consent)

$250 + All the above + ChoreRelief laptop sticker

$500 + All the above + ChoreRelief T-shirt

$1000 + All the above + $100 gift card toward your next chores

$2500 + All the above + $250 gift card toward your next chores

$5000 + All the above + $500 Gift card toward your next chores and become a ChoreRelief VIP - exclusive early access to Beta products and parties/events

$7500 + All the above + $750 gift card toward your next chores + lunch meeting with the Founder

$10,000 + All the above + $750 gift card toward your next chores + free flight to

Chicago (up to $400 value) to meet with the Founding team over dinner

**All Perks occur after the offering is completed*

The Company is offering (the "Offering") to investors ("Investors") up to seventy-seven thousand three hundred fifty-six (77,356) Non-Voting Class C Units of Membership Interest ("Membership Interest") at a price of $0.87 per Unit, payable in cash. The minimum purchase is one hundred seventy-two (172) Class C Units for a minimum investment amount of one hundred forty-nine dollars and sixty-four cents ($149.64), subject to the Company's right to accept a lesser amount. The maximum purchase is fifty-seven thousand four hundred seventy-one (57,471) Class C Units for a maximum investment amount of forty-nine thousand nine hundred ninety-nine dollars and seventy-seven cents ($49,999.77), subject to the Company's right to accept a greater amount and Title III investor restrictions. The gross proceeds of the Offering will be a minimum of nine thousand nine hundred ninety-nine dollars and seventy-eight cents ($9,999.78) and a maximum of sixty-seven thousand two hundred ninety-nine dollars and seventy-two cents ($67,299.72). While the Company currently intends for its management to sell the Units, it may, in its sole discretion, retain selling agents and brokers to sell the Units. In such event, the Company may be responsible for any commissions or fees of such parties, and related fees and expenses. Proceeds from subscriptions for Units will be held by First Funds LLC, as escrow agent, until such time as a minimum of eleven thousand four hundred ninety-four (11,494) Units for gross proceeds of nine thousand nine hundred ninety-nine dollars and seventy-eight cents ($9,999.78) are sold. In the event the Company does not sell the minimum amount of eleven thousand four hundred ninety-four (11,494) Units for gross proceeds of nine thousand nine hundred ninety-nine dollars and seventy-eight cents ($9,999.78) (which may include Units sold to management of the Company in this Offering) prior to 12:00 am CST on January 10, 2018, all amounts will be returned to Investors without deduction, interest or setoff. The Company will use each increment of financing it receives, starting with the minimum amount of $9,999.78 to execute its marketing strategy and development.

We reference forward-looking statements in this Memorandum and may make such statements in discussions with potential investors, that are subject to risks and uncertainties. These forward-looking statements include statements regarding future prospects, profitability, liquidity, market risk, values and financial and other projections. The words “believes,” “expects,” “may,” “will,” “should,” “projects,” “contemplates,” “anticipates,” “forecasts,” “intends” or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Memorandum, including, without limitation, those set forth in the “Risk Factors” section of this Memorandum as well as changes in current risks, management’s assumptions regarding competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices and one-time events.

Because of these uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. We undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, and such statements should not be considered representations or warranties by us.

The company reserves the right to perform rolling closes. The Company plans to allow investment in excess of the max offering set forth in this document but not to exceed $1,000,000. The company will distribute K-1s to all investors in accordance with the terms of the Operating Agreement.

The 10% Bonus for StartEngine Shareholders

Chores R Us, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of the offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class C Membership Non-Voting Units at $0.87 / unit, you will receive 10 Class C Membership Non-Voting (bonus) Units, meaning you'll own 110 units for $87. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

ChoreRelief is an on-demand mobile marketplace that makes it affordable for almost any consumer to afford local service providers to perform small household projects like cleaning, landscaping or handiwork. ChoreRelief also empowers service workers by supporting them with technology, education, and resources to succeed as an independent gig worker or small business. ChoreRelief has developed mobile apps that facilitate service transactions between consumers and service providers. The platform also supports service providers a business dashboard management tool that acts as a virtual assistant and empowers them in building and growing a business. Our mission is to enrich our customer's lives while creating the future technology platform of the gig economy.

The overall market for chores and small projects is large and diverse. Gig economy income totaled $1 trillion in 2017. Our research shows the addressable market in our launch markets for these services to be approximately $38B. The current competitive landscape has proven there is a large market for these services and we have addressed what we see as solutions to the problems faced by both participants in service marketplaces facilitated by technology.

A healthy service marketplace requires balance between the consumer and labor side of the equation. Thus, we have developed a model for acquisition and retention that has proven to produce double digit month over month acquisition growth and early stage revenue. Employing these techniques across multiple markets will continue our growth and success. Our current user acquisition growth has averaged 25% month over month. We are focused on markets meeting our target demographic criteria.

Consumers find value in ChoreRelief because they retain control and have choices. Existing marketplaces do not allow consumers to control their budget and many force them to be at the mercy of the service providers schedule. In addition, consumers are forced to spend their time sorting through worker reviews in search of quality information. Even at the end of that process, there is a lack of assurance. Consumers need service providers to complete projects for many reasons including their lack of knowledge, tools, time or simply they do not want to. Many projects consumers need help with are too small for the majority of service providers, but these same small projects may be ideal for an independent handyman.

Studies and our experience thus far show gig economy workers no longer desire to participate in traditional full-time employment. They like the ability to control their opportunity; they are comfortable with mobile technology; and they are focused on establishing, building, and/or growing their business. They choose to have more control over their careers and time. We have developed a system that empowers the provider to enhance, manage and build their business. The support of the provider is a critical and focused effort at ChoreRelief. The ChoreRelief Provider is equipped with a dedicated app and business dashboard designed with real-time field management of a team of employees and reporting functions. We've had the foresight to create an opportunity to help the provider market, schedule and organize their business. They can quickly and easily monitor chores and projects within the platform.

We offer a unique position to both consumers and providers with low and or no barriers to entry. Project pricing is driven by consumers, resulting in clear expectations of cost. Consumers can be assured our providers are subject to background checks and their services have the potential to be on-demand. Providers are not subject to subscription fees, credits to buy or various barriers that complicate an entrepreneur's ability to conduct work. Payment is quick to improve their cash flow. We offer the providers tools to manage their customers, schedules, payments and team. This dedication to fostering the provider success is a major difference and will create a business relationship and repeat usage.

Our advantage intersects at the center of the competitive landscape. Competing service marketplaces fail to address the common sources of angst for consumers. Competing provider services focus on collecting service fees from small businesses, whereas ChoreRelief focuses on entrepreneur development and support. Improving cash flow and helping the pro drive and manage sales, while providing excellent service to consumers is a strategic focus and just makes sense.

Solving the subscription, estimation and scheduling issues of typical service marketplace removes the barrier to entry for consumers. Similarly, the entrepreneur or supply side of marketplaces is presented with opportunity. Relatively little attention has paid to providers success. Help them grow and manage their businesses is key to consumer retention. The current market deficiency provides ChoreRelief an opportunity to build the brand loyalty of both consumers and providers. Our pricing and revenue model must be appropriate to the value that we bring to the marketplace: in the transaction and in our support of entrepreneurs.

The simplicity, convenience, and pricing structure are building consumer loyalty by executing a more convenient on-demand service model. Our plan is to also monetize the provider dashboard and additional business management support, such as taxes and payroll api. By focusing on the entrepreneur, we keep usage high and reduce provider churn from the marketplace thus providing quality dependable service.

Our acquisition plan has been comprised of a combination of digital and grassroots marketing efforts, public relations and community engagement. We're taking a targeted approach to develop communities by analyzing user metrics in each market. This has streamlined our acquisition cost structure to ensure that we aggressively grow users and engagement.

Employing a data-driven approach to acquisition, usage, and revenue allows us to target growth, where we need to grow, where we find opportunity and consumer demand. Search optimization, targeted paid search, re-targeting, reverse engineering and growth hacking have been key user acquisition strategies. We have driven our Cost of Acquisition (COA) to $2.49 and $0.14 for consumers and providers respectively. We constantly monitor our domestic marketplace for user trends to identify opportunities and target specific user types to integrate into our search campaigns. We will continue to replicate and automate successful campaigns that balance cost and conversion. Active users are a central focus of our efforts and revenue has surpassed 40% month over month growth on average for the past 4 months.

Our social strategy has been focused on awareness through content engagement and downloads using embedded/periodic calls to action, as well as, targeted sponsored posts. Like our search strategy, we target local markets in order to manage our acquisition budgets against our ability to drive revenue. Our marketplace analytics define (geographically, consumer demand, etc.) our marketing target.

Email, push notifications and SMS have been keys to marketplace engagement and usage. We gauge conversion and can engage the marketplace with targeted 1:1 messages based on their usage, frequency and leverage our analytics to make recommendations for other services across the platform. We use these to meet our revenue and transaction goals.

Our public relations and content marketing are critical efforts in driving early adopters into the marketplace. These efforts create spikes in user growth. Public relations have proven to be an excellent low-cost means of driving users to the platform. We test job descriptions, target locations, and leverage these for our search engine optimization strategy as well. Our localized market coordinator positions will manage engagement and reflect our shared mission to support strong local economies. Locally focused market coordinators will personally engage grassroots efforts at community and philanthropic events and in the local press.

ChoreRelief will remain focused on growth initiatives and creating value for our investors. As outlined in the Use of Proceeds section, capital attained from offerings will be spent on growth focused and technology development initiatives. We believe that our minimum offering of $9,999 will allow us to add notable exposure in the marketplace and invest in growth initiatives while operating in a bootstrap status. We have engaged a marketing firm that will use these funds to gain awareness across active markets. The company has practiced a low-cost model of operation which management intends to continue. Value-driven strategies, such as utilizing shared office space in a prominent Chicago incubator, 1871, is an example of a low-cost expense that has provided invaluable resources. It is the frugal management strategy that has contributed to the company's progress thus far. The ceiling offering of $67,449 provides the company with tremendous opportunity to invest in our growth strategy and generate revenue levels that allow for additional financing at a higher valuation.

One of the company's first initiatives will be to use the offering proceeds to expand our marketing initiatives and invest in the current strategy to grow our user base.

ChoreRelief does not currently have any debt and will continue to follow a low debt finance model. However, the company does plan to offer convertible debt in our seed round offering. These funds will also be invested in the growth strategy of achieving our critical mass of 30,000 users and 7,500 monthly transactions. At this point, the company will be able to fund further growth. Additional capital would increase the projected ability to provide value and return on investment for investors.

The company does not have any pending litigation.

The company plans to duplicate the operations model across metropolitan markets for expansion efficiency. We will develop team leads to execute business operations strategy as we grow and expand the model to additional markets. Through use of our tested methodology in new markets, we hope to achieve 100% sales growth over the next five years.

Sources

https://www.forbes.com/sites/elainepofeldt/2016/10/06/new-survey-freelance-economy-shows-rapid-growth/#4ba0fe587c3f

https://www.forbes.com/sites/karstenstrauss/2017/02/21/what-is-driving-the-gig-economy/#6be88794653c

https://www.forbes.com/sites/danschawbel/2016/11/01/workplace-trends-2017/#33b3843156bd

https://www.fastcompany.com/3066905/how-the-gig-economy-will-change-in-2017

https://www.brookings.edu/research/tracking-the-gig-economy-new-numbers/

http://edgeperspectives.typepad.com/edge_perspectives/2017/03/the-future-of-the-gig-economy.html

https://www.bls.gov/news.release/empsit.t15.htm

http://money.cnn.com/2017/05/24/news/economy/gig-economy-intuit/index.html

http://www.pymnts.com/gig-economy/2017/gig-economy-index-reveals-how-freelance-jobs-redefine-the-global-workforce/

https://www.recode.net/2017/5/25/15690106/gig-on-demand-economy-workers-doubling-uber

The team

Officers and directors

Tarik Khribech	CEO, FOUNDER, & LLC MANAGER
Adam Cisek	Director Finance & Operations, Board of Advisors

Tarik Khribech
Serial Entrepreneur and Tech Startup Founder with expertise and passion that sits at the nexus of technology innovation, lifestyle improvement, and social good. Particularly focused on building businesses that promote social equality for the widowed and divorced women of my native Morocco. Has a master's in computer science and a passion for building up technology platform that empowers people. In addition to being the CEO, Founder, & Manager of ChoreRelief since the company's inception, Tarik has been the founder and CEO of L'or D'afrique since 2010.

Adam Cisek
Dedicated entrepreneur with a passion for fostering the spirit of

entrepreneurship.Focused on building businesses rooted in innovation and value creation while remaining a steward of social awareness and professional empowerment. Possesses diverse experiences across business disciplines creating a unique blend of acumen valuable in the demands of a startup. Has a background in corporate accounting, finance, data analytics, and systems. In addition to being the Director of Finance & Operations of ChoreRelief since the company's inception, he has served as Director at Premium Themes from 2004 to 2015 and VP at Palermo's Hospitality Group since 2002in the hospitality industry.

Number of Employees: 5

Related party transactions

The Company has engaged in third party transactions with the founder, Tarik Khribech. The entire investment in the Company thus far has been funded by Mr. Khribech and the previous crowdfunding campaign in which $39,550 was raised. Khribech has made an investment in excess of $150,000 in the company and received Class A Units of the company's equity.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Early Stage Risks** The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that Chores R Us, LLC. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.
- **Talent Retention & Hiring** In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.
- **Insurance Risk** We rely on service providers to carry sufficient insurance coverage. We depend on service providers to carry insurance to cover their work. Even though we employ vetting procedures and back ground checks certain

service providers may lack insurance coverage and expose the company to liability from poor work or damage.

- **Thirds Party Affiliation Risks** We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations. We did not solely create the product that we use to facilitate transactions. Instead, we engaged contractors and third parties to help develop our products and develop improvements. We rely on service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience slower improvement and development lags leaving our product uncompetitive. Defects in the system could cause damage to the brand and decrease demand for the brand
- **Lack of Contractor Control** We depend on third-party service providers to serve our customers and provide operation functions. We do not provide the service to customers but we facilitate transactions. Instead, we engage contractors to provide the actual service. We rely on service providers because our goals are aligned in earning sales. If service was interrupted or executed at a poor level and we were not able to find alternate third-party providers, we could experience slower service lags and quality issues causing damage to the brand and decrease demand for the brand.
- **Data Breach Risks** Through our operations, we collect and store certain personal information that our customers provide, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.
- **Data Sensitivity Risk** Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal

information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position

- **General Demand Risk** In general, demand for our products and services is likely to be correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.
- **Founder & Team Risks** The Company's success depends on the experience and skill of the board of advisors, its executive officers and key employees. The Company is dependent on Tarik Khribech who is our CEO since founding. The Company intends to enter into employment agreements with Khribech although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Khribech or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations
- **Tax Risks** We are subject to income taxes as well as non-income based taxes in the US. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.
- **Financial Regulation Risks** We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We 15 expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.
- **Employment Risks** Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the Patient Protection and Affordable Care Act, unemployment tax rates, workers'

compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act

- **Brand & Reputiuon Risks** Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.
- **Market Awareness Risks** Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent service providers. We believe that the success of our product name brand will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.
- **Forecast & Modeling Risks** The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all. Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the market for freelance and chore related services may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth

is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

- **Financing Risks** We may need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all. Growing and operating our business will require significant cash outlays and capital expenditures and commitments. If cash on hand and cash from operating activities are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financing, to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financing may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price per share of our membership interest. The holders of new securities may also have rights, preferences, or privileges which are senior to those of existing holders of membership interest. If new sources of financing are required but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.
- **Fundraising & Expenditure Risks** We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively. We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. These investments may not yield a favorable return to our investors.
- **Consumer Behavior & Predictive Risks** If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected. Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of home service, freelance and chore based types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, any newer products and services that have additional features may have higher prices than many of our earlier products and the products of some of our competitors, which may not appeal to consumers or only appeal to a smaller

subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our products and services, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tarik Khribech, 100.0% ownership, Class A Management Voting Member Unit

Classes of securities

- Class A Voting Management Member Units: 6,500,000

  Class A Units are management units. These are voting units that are equal to other classes in terms of transfer and economic rights. Class A Units have voting rights on major company decisions.

  Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are pro-rata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

  The company does plan to offer grants to the founding team. The terms of these have not been decided to date.

  ***These are only a summary of the rights and preferences of the Company's classes of securities outstanding. Please see the Operating Agreement attached as an Exhibit to the Form C - Offering Document for a complete set of terms.**

- Class B Preferred Voting Member Units: 500,000

  Class B Units are preferred investor units. These are voting units that are equal to other classes in terms of transfer and economic rights. Class B Units have voting rights on major company decisions.

  Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are pro-rata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

  ***These are only a summary of the rights and preferences of the Company's classes of securities outstanding. Please see the Operating Agreement attached as an Exhibit to the Form C - Offering Document for a complete set of terms.**

- Class C Common Non-Voting Member Unit: 439,700

Class C Units are common investor units. These do not have voting units but are equal to other classes in terms of transfer and economic rights.

Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are pro-rata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

***These are only a summary of the rights and preferences of the Company's classes of securities outstanding. Please see the Operating Agreement attached as an Exhibit to the Form C - Offering Document for a complete set of terms.**

What it means to be a Minority Holder

Risks Related to Minority Ownership

The right to demand current distributions from an operating business is limited.

A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company.

The majority owners may make a decision that the investors think is bad and puts your interest in the company at risk. The investors may see the majority owner running the company poorly. The investors can try to convince him that it is the wrong decision, but he doesn't have to consider investors position. The investors have limited rights, if any, to have your interest bought out. You may want to cash out your interest. State law may give you the right to force the company to buy you out, but these rights are limited. While the investors would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Dilution

There is not a material disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year. However, the Company does intend to grant units to key employees.

Investor’s stake in the company could be diluted due to the company issuing more units. The percentage you own would be decreased due to an increased amount of shares, even though the value of the company could increase. The increase in the outstanding units could occur through an equity offering (such as angel investment, initial public offering, another crowd funding offering), exercising stock options or conversion of instruments such as convertible notes.

If the company issues more equity the investors could experience value dilution or control dilution. There may also be earnings dilution due to the distribution being paid through increased units of equity.

In respect to dilution the company has issued equity which will not be offered in this campaign. There are issued Class C Units held by the company with intention of selling to investors in the future which not cause dilution. The capitalization details can be seen in the Capitalization Table above. The company also holds Class B units for use of raising capital through convertible notes or any other method decided by management.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Since the entity's inception, ChoreRelief's financial activity has consisted of investment in developing the product, establishing infrastructure and marketing efforts. The previous campaign provided cash that financed the development of the Android platform and countless other product improvements for users. All the projects in the previous use of proceeds plan came in under budget and outperformed our projections. We have active users in multiple states and see consistent organic growth in each.

The company has spent significant time and resources developing and testing the product and conducting market testing. This offering along with others will provide a portion of the capital needed to invest in our critical growth initiatives. The company's capital resources after this campaign will determine the appropriate cost model management will execute. Management will responsibly scale critical growth driven expenses to reflect the post campaign capital resources.

All of the investments thus far have been funded by the founder, Tarik Khribech and from our first crowdfunding campaign. In addition to his cash investment, Tarik has invested over 5,000 hours of his time over the course of seventeen months. Other team members have cumulatively invested over 2,500 hours of labor to the project as well. At this stage, ChoreRelief has continuously developed its products that are currently operational and researched to develop a comprehensive marketing strategy with reputable partners that is ready to execute.

Below is a table summarizing expenses through October 31, 2017.

OPERATING EXPENSES	
	$
Website and app maintenance	15,748
Researchand development of software	120,000
AWS Server, hosting & bandwith	4,958
Intenet marketing paid advertisement	2,161
Promotional Material	2,035
Website Marketing and SEO	1,008
Content Marketing	615
Customer Service & technical Support	344
Legal background Checks	1,050
Contract labor (marketing & PR)	25,563
Staff training	3,000
Travel	380
Office rent	7,800

Bank charges	240
Licenses & permits	145
General maintenance	2,970
TOTAL OPERATING EXPENSES	$ 188,017

The previous three months of operations have produced month over month user growth of approximately 25% on average. We have also achieved average sales growth over 50% over the past 4 months.

The operational models and use of proceeds of this offering are built from the company's operating expenses. Each level of available capital allows the company to invest in additional months of operations at different expenditure levels for critical growth driven expenses.

The company currently burns approximately $4,000 monthly. With the proceeds from this campaign and other sources, we will continue to follow the monthly trend, as well as, increase sales given the additional expenditure on marketing.

Financial Milestones

The company's short-term goal will focus on investing in initiatives to continue to expand awareness and grow user acquisition. The company will invest in critical growth driven expenses such as digital and grassroots marketing and product development. The company has identified models of operation based upon available capital. Each model is focused on growth and business development. These models are somewhat reflected in the use of proceeds models included in this document. Based on the level of capital, management will invest appropriate amounts in the development of our business.

The proceeds from our previous crowdfunding campaign funded the build of the Android platform and to allowed us to execute test marketing to identify our strategic marketing plan. The Android build came in 25% under budget which allowed us to develop our marketing strategy and and retain our marketing consultant, as well as, build some recurring revenue.

In the short term, we believe continuing current trends of 25% month over month user growth will help us reach our goal of 3,000 consumers in the next 4 months. If executing our marketing model, 3,000 consumers will result in sustainable Monthly Active Users (MAU) to fund our monthly fixed expenses through operations and allow us to invest any additional capital into further growth.

Additional funds will come from the offering as well as other sources. Reaching the initial user goal will produce our financial milestone of reaching monthly sales that reflect extrapolated annual $300k. That milestone allows the company to invested in growth and also reassess its valuation to raise additional capital with existing units at a higher valuation with minimal dilution to existing members.

The operational models and use of proceeds of this offering are built from the company's operating expenses. Each level of available capital allows the company to invest in additional months of operations at different expenditure levels for critical growth driven expenses.

Liquidity and Capital Resources

The company has a low level of liquidity. The remainder of funds raised in the previous crowdfunding campaign on Start Engine are still available in the company back account. Approximately $20,000 of cash is available in the company bank account for expenses. All funding thus far has come from the founder and the companies first crowd funding campaign earlier this year. This offering will improve the company's liquidity and cash position. The company's primary asset, the software, is not liquid. A weak liquidity position is a common challenge among start-up businesses and the reason for this offering. If the company raises the minimum amount it will continue to practice a bootstrap model to continue operations. Proceeds of $9,999.78 to $67,449.36 will provide the company the liquidity to fund more initiatives to build exposure and cash flow. The company expects to become more liquid as transactions increase and produce cash flow. Cash from operations are growing monthly and contributing to the cash position and liquidity.

A company's liquidity is often measured by the current ratio, or a company's ability to pay current liabilities with current assets. This is useful in assessing ChoreRelief's operational liquidity. The company will have current assets in form of cash and receivables. Operationally, ChoreRelief will facilitate smaller amount and frequent transactions which will produce daily liquidity. Management understands liquidity as a risk and will monitor it and attempt to mitigate it through raising capital and continuing to develop operations.

Capital Sources

This offering will provide capital to the company for operations. The company expects to raise $9,999.78 to $67,449.36. The proceeds will allow the company to build upon and execute its marketing strategy to develop the product, increase brand awareness, add users and generate more transactions.

In addition to this offering, the company is seeking seed capital and in preliminary discussions through traditional investor channels by issuing equity and/or issuing convertible notes or SAFE to investors. The company will use this capital to fund the marketing strategy and scale operations.

Debt

The company has not acquired any debt since inception. The company does intend to explore issuing Convertible Notes to finance additional seed capitalization. The company does have the option to access funds through a traditional line of credit, loan or receivables financing. The company has identified several key start-up debt financing companies that are options to leverage sales for capital.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-04-01, Regulation Crowdfunding, 39700 Class C Common Non-Voting Member Unit. Use of proceeds: The primary use was product development and operational expenses.
- 2018-02-01, Founder Seed Investment, 718751 Class A Voting. Use of proceeds: This was the founder's investment towards product development, marketing and operational expenses.

Valuation

$6,472,539.00

ChoreRelief engaged consultant company, Equidam to determine a valuation. Equidam utilizes a holistic approach which embraces many perspectives of business and value. The multi-method valuation encompasses both qualitative and quantitative approaches that assess human, strategic, monetary, market, competitive and future impacts on business. Some of the qualitative assessments include market size, management quality, strategic relationships, competitive environment, development stage and funding status. The analysis consists of a weighted blended valuation model which utilizes 4 valuation methods: Venture Capital, DCF with Multiples, DCF with LTG and Scorecard. Exhibit F contains the comprehensive valuation report. A description of each valuation model and its respective weight is included in the report which is exhibit F. The individual valuations range from $1,254,288 to $18,398,544. Based on the pre-money valuation of several companies in the competitive landscape and the results of the valuation, ChoreRelief has estimated the current value to be $6,472,539. There are 7,439,700 outstanding units which results in a unit value of $0.87. Based on that valuation, business performance and market comparisons we reached a valuation we believe is a fair market value of $6,472,539. The valuation is based on outstanding units at a value of $0.87 each. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. Some of the methods are based on projections and are highly speculative. You are investing in the belief that this company will be worth approximately $6.5M in the future.

USE OF PROCEEDS

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be a minimum of nine thousand nine hundred ninety-nine dollars and seventy-eight cents ($9,999.78) and a maximum of sixty-seven thousand two hundred ninety-nine dollars and seventy two cents ($67,299.72). However, the actual proceeds available to the Company will be reduced by the expenses of the Offering, including the costs of preparing this Offering Memorandum, legal review, payment processing fees, marketing of the campaign, filing, printing, and other fees and expenses related to the Offering. In addition, although the Company currently intends to sell the Units through its officers and directors, who will not receive any additional compensation for their efforts, the Company reserves the right to hire a placement agent. Any such placement agent will be a registered broker or dealer who is a member of the FINRA, and may receive commissions of up to ten percent (10%) of the gross amount of the Units sold (such percentage to be determined at the Company's discretion), in which case the gross proceeds to the Company will be diminished by up to an additional 10%. The amount of any such commissions, and the reduction in proceeds available to the Company will not be taken into account in determining whether the minimum number of 9,999.78, Units for gross proceeds of $11,494 required to close the Offering have been sold. The table below set forth the use of proceeds for both the minimum and maximum offering amounts assuming no placement agent and based on the Company's current estimate of the Offering expenses and its operational needs.

The net proceeds of the Offering will be used to further develop the product, implement the marketing strategy, insurance, office and administrative and reserve working capital. None of the models include compensation to the team. The strategic purpose of these funds is to execute our marketing plan based on the test results form our existing marketing plans and grow our users.

As the proceeds from the offering surpass the minimum requirement, the cost models allocate more funds to monthly operational expenses that have been deemed revenue driving expenditures. The company's focus is to drive user growth. Thus, funds from the offering will be utilized to fund those critical expenses further into the operational forecast. Based on the decision of management, these funds could be increased, accelerated or reduced in the expense categories based on marketing statistics and determined ROI of each.

The company has plans for capital raised in excess of the maximum offering. As capital resources expand the management will expand the operations model and fund each line item further into the forecast as well as increase the paid advertising expenses. The expanded model will focus on accelerating the growth of users and transactions. The company will seek additional capital once it has achieved certain milestones. These milestones will provide for better exposure in financing as well as valuation. The additional financing will allow for planning expansion beyond the launch market and hire support staff to execute operations

Use of Proceeds

Gross Proceeds	$10,000		$25,000		$67,299	
	Minimum Amount	% of Proceed	Minimum Amount	% of Proceed	Amount	% of Proceed
Financing Expense						
Offering Platform Fee	$ 600	6.0%	$ 1,500	6.0%	$ 4,038	6.0%
Processing Fees	$ 365	3.7%	$ 913	3.7%	$ 2,456	3.7%
Legal	$ 500	5.0%	$ 500	2.0%	$ 500	0.7%
Marketing	$ 750	7.5%	$ 1,875	7.5%	$ 5,047	7.5%
Total Expenses	$ 2,215	22.2%	$ 4,788	19.2%	$ 12,042	17.9%
Operational Expense						
IT Development	$ 1,700	17.0%	$ 2,300	9.2%	$ 4,400	6.5%
IT Framework	$ 220	2.2%	$ 660	2.6%	$ 880	1.3%
IT Support	$ -	0.0%	$ -	0.0%	$ 56	0.1%
Marketing Program	$ 5,100	51.0%	$ 11,295	45.2%	$ 22,060	32.8%
Promotional Marketing	$ -	0.0%	$ 500	2.0%	$ 1,000	1.5%
Office & Admin	$ -	0.0%	$ 1,860	7.4%	$ 3,100	4.6%
Insurance	$ -	0.0%	$ 800	3.2%	$ 1,600	2.4%
Wages & Benefits	$ -	0.0%	$ -	0.0%	$ -	0.0%
Working Capital	$ 765	7.7%	$ 2,798	11.2%	$ 22,161	32.9%
Total Operation Use	$ 7,785	77.9%	$ 20,213	80.9%	$ 55,257	82.1%

**Amounts rounded, actual values may vary slightly.*

Irregular Use of Proceeds

No irregular Use of Proceeds is anticipated at this time.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.chorerelief.com in the about us page labeled ChoreRelief Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Chores R Us LLC

[See attached]

EXHIBIT B TO FORM C

CHORES R US, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD ENDED
From inception through October 31, 2017

I, Tarik Khribech, the CEO of Chores R Us, LLC, hereby certify that the financial statements of Chore R Us, LLC and notes thereto for the period from inception through 10/31/17 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Chores R Us, LLC has not yet filed its federal tax return for 2016.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the November 25, 2017.

________________________ (Signature)

CEO (Title)

12/11/17 (Date

CHORES R US, LLC
BALANCE SHEET
AS ON OCTOBER 31, 2017

A S S E T S	**2016** May 23 through Dec 31		**2017** Jan 1 through Oct 31	
CURRENT ASSETS				
CASH IN HANDS AND IN BANKS	$0		$22,574	
Accounts receivable	0		2,598	
TOTAL CURRENT ASSETS		$0		$25,172
OTHER ASSETS				
New sotrware developed		0		550,000
TOTAL ASSETS		**$0**		**$575,172**
LIABILITIES AND STOCKHOLDERS' EQUITY				
STOCKHOLDERS' EQUITY				
Share capital	$0		$1,000	
Additional paid in capital	0		757,451	
Net loss during the year	0		($183,279)	
STOCKHOLDERS' EQUITY		$0		$575,172
LIABILITIES AND STOCKHOLDERS' EQUITY		**$0**		**$575,172**

CHORES R US, LLC.
INCOME STATEMENT

	2016 May 23 through Dec 31	2017 Jan 1 through Oct 31
TOTAL REVENUE	$0	$10,538
OPERATING EXPENSES		
Website and app maintenance	$ -	$ 15,748
Research and development of software	-	125,800
AWS Server, hosting & bandwith	-	4,958
Intenet marketing paid advertisement	-	2,161
Promotional Material	-	2,035
Website Marketing and SEO	-	1,008
Content Marketing	-	615
Customer Service & technical Support	-	344
Legal background Checks	-	1,050
Contract labor (marketing & PR)	-	25,563
Staff training	-	3,000
Travel	-	380
Office rent	-	7,800
Bank charges	-	240
Licenses & permits	-	145
General maintenance	-	2,970
TOTAL OPERATING EXPENSES	**$ -**	**$ 193,817**
NET OPERATING LOSS	**$ -**	**$ 183,279**

CHORES R US, LLC
STOCKHOLDERS' EQUITY

	2016 May 23 through Dec 31	2017 Jan 1 through Oct 31
UNITS ISSUED		
CLASS A	0	6,500,000
CLASS B	0	500,000
CLASS C	0	439,700
TOTAL UNITS ISSUED	**0**	**7,439,700**
CASH COLLECTED	**$0.00**	**$758,451.00**

CHORES R US, LLC
STATEMENT OF CASH FLOW

	2016 May 23 through Dec 31	2017 Jan 1 through Oct 31
NET PROFIT (LOSS) BEFORE TAX	**$0**	**$183,279**
DEPRECIATION		
INTEREST EXPENSE		
INTEREST INCOME		
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES	$0	($183,279)
Proceeds from issue of share capital	$0	$758,451
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	**$0**	**$575,172**

NOTE 1 – NATURE OF OPERATIONS

Chores R Us LLC was formed on May 23, 2016 ("Inception") in the State of Delaware. The financial statements of Chores R Us LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Chores R Us LLC doing business as ChoreRelief is an on-demand mobile marketplace for consumers to find local service providers to help with household projects like cleaning, landscaping or handiwork. ChoreRelief has developed proprietary mobile apps, website and business dashboard that streamlines the business process and creates an efficient solution to gig work in the service sector.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues upon payment from the consumer to provider. The consumer payment will be electronically submit through a payment processor. The processor will proportion and submit the respective payments to the Company and provider. The provider will pay ChoreRelief a portion of the total service charged to the customer and retain the remainder.

Accounts Receivable
The company has not encountered and uncollectible accounts to this point. Each transaction has resulted in the service provider and ChoreRelief receiving their respective payments.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The Company currently does not have any debt. The Company may elect to issue convertible or traditional debt in the near term.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
This offering is for Class C equity units. Class C units are non-voting units. Class C equity owners will not have the ability to exercise a vote in company matters.

Ownership interests in the Company shall be represented by three classes of equity, Class A Membership Units, Class B Membership Units and Class C Membership Units. Each Class A Membership Unit has equal governance rights with every other Class A Membership Unit and in matters subject to a vote of the Members has one (1) vote. Class A Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class A Membership Unit may be diluted if the Company issues additional Membership Units. There are currently 6,500,000 Class A Units issued.

Class B Membership Units have equal governance rights with every other Class B Membership Unit and in matters subject to the vote of the Members, has one (1) vote. Each Class B Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class B Membership Unit may be diluted if the Company issues additional Membership Units. There are currently 500,000 Class Units issued.

Class C Membership Units have equal governance rights with every other Class C Membership Unit and in matters subject to the vote of the Members, has zero (0) vote. Each Class C Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class C Membership Unit may be diluted if the Company issues additional Membership Units. There are currently 439,700 Class C Units issued.

The equity purchased in this offering will not change the capital structure of company. The company has sufficient units available to satisfy the quantity of units offered in this offering. The company does hold a significant amount of equity that can be issued at any time to raise capital without diluting current capitalization table.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has engaged in third party transactions with the founder, Tarik Khribech. The entire investment in the Company thus far has been funded by Mr. Khribech. He has received Class A Units and Class B Units of the company's equity for this investment in the company. A summary of that equity can be found in the operating agreement and Form C. The sum of these expenses is approximately $180,669.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after inception through October 31, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

MALHOTRA & COMPANY
Certified Public Accountants

Accountants' Compilation Report

To the Members

Chores R Us, LLC

Chicago Illinois

We have compiled the accompanying Balance Sheet of Chores R US, LLC. as of October 31, 2017, and the related income statement and statement of cash flow and statement of Stockholders' equity. We have not audited or reviewed the accompanying financial statements and accordingly do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review services issued by the American Institute of Certified Public Accountants. The objective of compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that are no material modification that should be made to the financial statements.

Subhash C. Malhotra

SUBHASH C. MALHOTRA

November 1, 2017

2545 W. Peterson Avenue • Suite 101 • Chicago, IL 60659
Tel: (773) 878-0915 • (773) 878-4057 • Fax: (773) 878-0426 • E-Mail: subhashgocpa@aol.com

CHORES R US, LLC
BALANCE SHEET
AS ON OCTOBER 31, 2017
(COMPILED)

A S S E T S

CURRENT ASSETS		
CASH IN HANDS AND IN BANKS	$22,574	
Accounts receivable	2,598	
TOTAL CURRENT ASSETS		$25,172
OTHER ASSETS		
New sotrware developed		550,000
TOTAL ASSETS		**$575,172**
LIABILITIES AND STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY		
Share capital	$1,000	
Additional paid in capital	757,451	
Net loss during the year	($183,279)	
STOCKHOLDERS' EQUITY		$575,172
LIABILITIES AND STOCKHOLDERS' EQUITY		**$575,172**

SEE ACCOUNTANTS'S REPORT ON COMPILATION

CHORES R US, LLC.
INCOME STATEMENT
FROM 10.1.2017 THRU 10.31.2017
(COMPILED)

TOTAL REVENUE	$10,538
OPERATING EXPENSES	
Website and app maintenance	$15,748
Researchand development of software	125,800
AWS Server, hosting & bandwith	4958
Intenet marketing paid advertisement	2161
Promotional Material	2035
Website Marketing and SEO	1008
Content Marketing	615
Customer Service & technical Support	344
Legal background Checks	1050
Contract labor (marketing & PR)	25563
Staff training	3000
Travel	380
Office rent	7800
Bank charges	240
Licenses & permits	145
General maintenance	2970
TOTAL OPERATING EXPENSES	$193,817
NET OPERATING LOSS	$183,279

SEE ACCOUNTANTS' REPORT ON COMPILATION

2545 W. Peterson Avenue • Suite 101 • Chicago, IL 60659
Tel: (773) 878-0915 • (773) 878-4057 • Fax: (773) 878-0426 • E-Mail: subhashgocpa@aol.com

CHORS R US, LLC
STATEMENT OF CASH FLOW
AS ON OCTOBER 31, 2017

NET PROFIT (LOSS) BEFORE TAX	**$183,279**
DEPRECIATION	
INTEREST EXPENSE	
INTEREST INCOME	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES	($183,279)
Proceeds from issue of share capital	$758,451
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	**$575,172**

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Chores R Us, LLC is pending **StartEngine Approval.**


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Chores R Us, LLC

Mobile & SaaS Platform for Gig Economy

Small OPO | Chicago, IL | Software & Services
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share


“ Hiring help is now affordable to anyone regardless of income”
TARIK KHRIBECH, FOUNDER & CEO


ChoreRelief
Tarik Khribech
CEO/Founder ChoreRelief

ChoreRelief is a mobile and SaaS platform for consumers to hire contractors to perform household tasks like cleaning, landscaping & handiwork. ChoreRelief makes these services affordable to anyone, regardless of income while empowering service providers to become successful entrepreneurs.

The current competitive landscape has proven there is a large market with strong consumer demand for these services, but current models have failed to address key consumer concerns in control of their budget and time.

Further, the economic opportunity and professional development of service providers have been highly neglected. We find incredible opportunity at the intersection of this landscape that will empower gig workers in the "future of work" while giving consumers the control they desire.


Consumer Marketplaces
TaskRabbit
Thumbtack
Angie's list
handy
priceline.com
ChoreRelief
kickserv
A REACHLOCAL COMPANY
mHelpDesk
salesforce
Square
Fleetmatics WORK
Business Management Software



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Investment

$0.87/share | When you invest you are betting the company's future value will exceed $**6.5M**.

Perks*

$100 — Your name will be written on our website (with your consent).
$250 — All the above + ChoreRelief laptop sticker.
$500 — All the above + ChoreRelief T-shirt.
$1000 —All the above + $100 gift card toward your next chores.
$2500 —All the above + $250 gift card toward your next chores.
$5000 —All the above + $500 gift card toward your next chores and become a ChoreRelief VIP - exclusive early access to Beta products and parties/events.
$7500 —All the above + $750 gift card toward your next chores + lunch meeting with the Founder.
$10,000 —All the above + $750 gift card toward your next chores + free flight to Chicago (up to $400 value) to meet with the Founding team over dinner.

**All perks occur after the offering is competed*

MARKET OPPORTUNITY


$1 Trillion
2017 Gig Economy Income Generation
20%
Labor & Household Services in Gig Economy
$40 Billion
Total Addressable Domestic Market
Cleaning
Landscaping
Handyman

Many socioeconomic factors have fueled the explosive growth of the gig economy. Technology creates valuable efficiency and consumer benefits that have expanded current industries and the active workforce.

Approximately $200B of gig work is within labor and household projects. Our current addressable domestic market is $40B within our initial service offerings and target markets. The future of work is here and the industry is lacking a comprehensive platform that acknowledges the true opportunity, needs and the essential human element of the gig economy.

- 55M Gig Workers
- $1 Trillion market
- $40 Billion in initial labor & household projects

  Reference articles: Forbes PYMNTS

CURRENT INDUSTRY PROBLEMS

CONSUMERS PROBLEMS

•Overcharged, lack price control
•Poor, inefficient channels of communication
•Forced to be on service providers schedule
•Overwhelmed by vetting workers & reviews
•Significant time investment of back-and-forth hassle

WORKERS PROBLEMS

•Too much confusing & inhibiting white noise
•Pay for leads with No guaranteed jobs
•Not ideal for full-time gig workers
•Limited to own/singular productivity
•Lack of professional support, mentorship

WHAT WE HAVE DONE

Since launching, our strategic focus has resulted in the development of our technology and marketplace labor supply. We have launched our website, iOS & Android consumer and service provider APPs and the service provider business dashboard. Provider acquisition has averaged 30% month over month growth in targeted markets and cost of acquisition is less than $0.15 per service provider. Our focus has now shifted to consumer acquisition and revenue generation. In our first few weeks of ads testing, our consumer acquisition growth has doubled and our cost of acquisition is $2.14 per consumer. Currently, ChoreRelief receives 20% of every completed transaction and jobs average $92 each. Results thus far have displayed social proof of our concept and model. We now need to fuel growth through marketing and technology investments.



United States
Customers
Providers

Currently, we are focused on making our model affordable and direct, so that people who couldn't afford a cleaner or contractor in the past, now have the freedom and opportunity to do so.

We also have plans to monetize the dashboard for small businesses, which already constitute a significant portion of our labor database. We offer a complete virtual assistant but can expand our product offering to include additional premium services, such as payroll, tax or regulatory services.

Given the flexibility of the platform, there is also the opportunity to license the software in other verticals of the gig economy or geographic markets, such as the beauty, pet or home healthcare industry.

OUR USERS BENEFITS

CONSUMERS

HOW IT WORKS

ChoreRelief offers an easy-to-use solution to getting your chores and housework done. After downloading the free app from the Apple or Google Play store, it takes only a few seconds to post your job. First, you select your chore from the list of services on the home screen. Next, you provide the job details of your task where you can share photos, dictate a brief description, and--best yet--name your own price and time that works for you. After that, you simply hit "post job" and you're done! Your chore is immediately dispatched to all local area providers qualified for your service.



CHOOSE YOUR CHORE
WRITE JOB DETAIL
...AND YOU'RE DONE!
POST YOUR JOB

BENEFITS

For consumers, we are the only platform that allows the **freedom to name your own price**. Competitors offer set prices, but ChoreRelief puts the power back in the hands of the consumer. The same goes for scheduling jobs. Competitors allow for windows of time, but ChoreRelief lets you **pick the exact time** you want the job done. And once you've posted your job, only **ChoreRelief dispatches the job to all local area service providers that fit that service**. The customer does not have to spend time choosing a provider and searching for options. Once your job is posted, it is immediately available to be accepted.



ChoreRelief
TaskRabbit
Thumbtack
NAME YOUR PRICE
NAME THE EXACT TIME YOU WANT
JOB DISPATCHED IN SECONDS TO ALL LOCAL PROVIDERS IN SCOPE OF SERVICE

People that tried other platforms and tried ChoreRelief, consider us:

More Convenient

More Efficient

And Easier to Use

WORKERS

HOW IT WORKS

ChoreRelief is a platform that helps gig workers and small businesses run and grow their operations. Upon completion of the application and passing a verification and background check, providers are part of the ChoreRelief network. Through the ChoreRelief PRO app, available on the Apple and GooglePlay store, providers are able to receive local jobs in real time based on their service area and scope of work. ChoreRelief has no upfront cost or subscription fees and shows only real jobs, not leads. The platform is a complete virtual assistant that automates payment, scheduling, hiring and more.


SIGN-UP TO BE A PROVIDER
REAL JOBS NOT LEADS

BENEFITS

ChoreRelief provides workers the **opportunity to compete in the digital age** by eliminating barriers for the smaller operator. Service providers in our network are **treated as entrepreneurs,** given **access to educational and training materials,** and **use on-demand customer acquisition via our state-of-the-art platform.** Most importantly, as a cloud-based software platform, ChoreRelief allows service providers to **build a team and a business** that they can manage in real time from their phone and computer. From the dashboard, providers can view and download sales reports, track the progress of work and performance, and get direct feedback from customers and more.


ChoreRelief
TaskRabbit
Thumbtack
NO UPRONT COST OR ADDITIONAL FEES
SENT REAL JOBS AND NOT LEADS
VIRTUAL ASSISTANT FOR SCHEDULING, PAYMENT, & HIRING

DEMO VIDEO

CONSUMERS


ChoreRelief
TESTIMONIALS
CLEANING
CAR WASH
LANDSCAPING
HANDYMAN
Google play
Available on iTunes

WORKERS


Whether you are
a gig worker or business ow er
We can help you Grow
BECOME A PROVIDER
No Job Found

CONSUMERS TESTIMONIAL

WORKERS TESTIMONIAL






Larry


Ashley


ChoreRelief
9 reasons why
Our System Works
There is a reason why we are the best equipped to help consumers purchase household chore provider services based on their desired budget, job detail and time available.



COMMUNITY-BASED

ChoreRelief is community-based, so you are hiring someone in your community.



AFFORDABLE

You don't have to be wealthy or a celebrity to experience the luxury of household services.



MOBILE APP

Chorerelief™ is an on-demand inter-active all-in-one app experience. The first with features for this niche.



NEW TECHNOLOGY

Chorerelief™ uses an innovative patent-pending process and algorithm with input from you, the consumer.



FREE CONTACT

Unlike other apps, our FREE contact option ensures that you, our client, gets the maximum value out of our service.



EASY DIY

Our well-designed smartphone app readily helps you when you have a vague idea and delivers customized recommendations.



TIME-SAVING

Chorerelief™ helps you narrow down and plan your job without having to waste your precious time.



DEEP RESEARCH

Our research techniques give us real insight and understanding of our niche clients and their true needs.



AT YOUR FINGERTIP

Chorerelief™ is like a pocket assistant giving you a leg up over DIYers and users of traditional services.

MARKETING & GROWTH PLAN

CHORERELIEF™ UNIQUE SELLING PROPOSITION (USP)

BRAND IDENTITY

ChoreRelief's consistent message and visual branding (e.g. white /blue/orange color scheme on website and logo) is in line with our focus of household projects. They give a perception of a clean experience.

POPULARITY

ChoreRelief is guaranteed to prove popular in the household chore market by combining user benefits and support with the unique contractor backend business platform providing an enhanced experience for all people involved.


CHANCES OF SUCCESS
e
n
y

FILLING EXISTING NEED

A one-stop solution for people looking to get chores done but are on a budget or contractors looking for a platform to create, manage or grow their business.

POSITIONING

In addition to its unique pricing benefits, ChoreRelief will strategically develop a unique customer experience and educational content resource to mentor contractors.

KNOWN CHANNELS FOR MARKETING OUR BUSINESS

Paid Advertising

We have a done extensive AB testing and collected data to achieve the maximum return at low CPC. We will use our data to build a larger audience based on the current users profiles and personas.

EMail Marketing

Potential users are funneled into a regimented schedule of communication about household maintenance, projects and new announcements about ChoreRelief.

Social Media Marketing

Social media not only allows potential new clients to interact with us but also provides a preview of the quality of responsiveness, experience, knowledge and values they can expect from us.

Multimedia / Display Advertising

Paid advertisements, encompassing text, images, audio or video clips, animation, and other interactive content are placed in search engines, social media sites and on websites to generate awareness and income.

Affiliate Marketing

SOME brands, providing similar gig services, commission websites or affiliate marketers to promote them. Cost Per Action (CPA) networks offer "pay per user" to marketers and publishers. The affiliates would market ChoreRelief on their own websites / newsletters / blogs etc.

Referrals

Repeat business from existing ChoreRelief customers is a key growth component. Their network may become additional users and advocates for a competitive advantage that ChoreRelief has over other gig platforms. Those people are more likely to refer others, support primary research, our social media etc.

Content Marketing / SEO / Website

Organical content is critical to create differentiation and make ChoreRelief an authority through the website. Blogs can showcase our strengths, industry knowledge and demonstrate competency, credibility and reliability, as opposed to our competition.

Offline Marketing Material Distribution

Circulating informational and educational marketing materials at locations to our target market is an imperative grass root effort. These include industry conferences, workshops, pop-up events, fairs, job expos etc.

ChoreRelief has grown its markets and customer base organically and with limited resources. We utilize social media and traditional media to generate awareness, interest, and loyalty. Our consistent cadence of social media posting, ad placement, email campaigns, blog posts, and press coverage capture the narrative of ChoreRelief and our core message.

Our press strategy includes a bi-weekly press release and a bi-weekly blog posting. Most recently our press release led to CEO & Founder Tarik Khribech speaking on air with WBBM Radio for Entrepreneur Friday. These traditional efforts generate publicity value and awareness.

Our platform's ease-of-use, social awareness and empowering foundation generates loyalty and advocacy. Customers who have used ChoreRelief find it to be more convenient and more efficient with a better method of payment. Our superior platform is integral to our customer experience and loyalty. This value proposition has resulted in user retention that has exceeded 90% and customer satisfaction over 95% with reviews averaging 4.8 out of 5.0 stars. 25% of customers have posted another job at least once.


Facebook Growth in Likes

Our daily multiplatform and channel social media content and engagement allows us to promote and grow our customer base and audience. We have seen 16% growth in our Facebook following, which is one of our main focus and social community.

POTENTIAL VERTICALS

ChoreRelief


RENTAL & COMMERCIAL
TECH SUPPORT
HOME HEALTHCARE
BUSINESS SERVICES
BEAUTY PET & WELLNESS
EVENTS & ARTS

LETTER FROM THE FOUNDER

First and foremost, thank you for taking the time to learn about ChoreRelief's mission. We have an incredible team who helped us build this product, and with your help, we can accelerate our growth as we launch our major marketing campaigns this year.

Allow me to share the story of how I dreamed up ChoreRelief. In 2015, on labor day weekend, my sink got clogged. It was 11 AM, and I needed someone to fix it. I went online and then spent hours calling plumbers. After nearly 20 attempts, I finally got someone to agree to come in at 5 PM. A few hours passed and he called to cancel, so I had to start the process all over again. When another guy agreed to come at 8 PM, I thought, "Great, I might still be able to make plans for tonight."

Finally, the plumber came in and, no kidding, unclogged the sink in five minutes. This was a huge relief—until he handed me the bill. It was a ridiculous amount for a few minutes of work, and it wasn't as if I was his top priority. I was a side job done on the plumber's way home. While I paid, I got thinking about how nice it would have been to post a job somewhere, set a price I'm comfortable paying, and wait for someone to take my offer. Not only that, I could set it to my schedule, so I don't wait all day for a contractor.

Start-up technology companies, like ChoreRelief, address the consumer side of the market with new tools while reducing key stress points for the customer: price and time. On top of that, customers often don't have control of scheduling and are overwhelmed by vetting workers and reading reviews.

The service provider side of the equation has also been severely neglected. Those who perform services are often unhappy with technology platforms that treat them as if they are commodities rather than people. This frustrates them because the human side of their business contributes greatly to what they do best. Also, such platforms do not provide them with an opportunity to grow their business and climb the economic ladder—instead, it solidifies them at the lowest entry point of their business.

I wanted to change people's lives and communities for the better through entrepreneurship. By giving customers the power to name their price, we can enable more people to afford hiring cleaners, handymen, or landscapers. We can help increase market spending and give service providers an opportunity to thrive in the gig economy and provide them with simple to use, state-of-the-art technology to manage their schedules as well as those of their employees and subcontractors.

The key focus of the idea is to solve the issue from the standpoints of both the customer and provider. We aim to empower both sides of the market and democratize entrepreneurship.

"***I want to make hiring help affordable, so people that never could afford to hire a cleaning professional before for example, now they can. And I believe all the workers deserve to thrive in the gig economy.*** "



Warm Regards,
TARIK KHRIBECH
CEO/FOUNDER
ChoreRelief

ANTICIPATED PRODUCT TIMELINE

APRIL 2017

Launch of iOS APP

Consumer & Pro Apps live on the Apple Store

AUGUST 2017

Launch of Android APP

Consumer & Pro Apps live on the Google Play Store

OCTOBER 2017


ChoreRelief
CALLING
All Handyman!

Expand Territory to Metro Chicago

Expand service areas to surrounding metro area around Chicago and acquire labor force using our growth hacking techniques

JANUARY 2017

StartEngine Campaign

ChoreRelief kicks off our StartEngine campaign

FEBRUARY 2018

Reach 10K users

Currently, we are at 6000 users and on track to beat our initial goal (ANTICIPATED)

JUNE 2018


B
BUSINESS
2
TO
B
BUSINESS

Build B2B Network

Build a staffing agency for service labor outside current beta region. Expand existing services in home health care & light construction in targeted markets. (ANTICIPATED)

JULY 2018



Reach 500 monthly transactions

Aim to achieve 500 transactions with average $92 a purchase and grow 10-15% month over month (ANTICIPATED)

In the Press

SHOW MORE

Meet the Founder



Tarik Khribech

CEO, FOUNDER, & LLC MANAGER

Serial Entrepreneur and Tech Startup Founder with expertise and passion that sits at the nexus of technology innovation, lifestyle improvement, and social good. Particularly focused on building businesses that promote social equality for the widowed and divorced women of my native Morocco. Has a master's in computer science and a passion for building up technology platform that empowers people. In addition to being the CEO, Founder, & Manager of ChoreRelief since the company's inception, Tarik has been the founder and CEO of L'or D'afrique since 2010.

And the Rest of the Team



Adam Cisek

Director Finance & Operations, Board of Advisors

Dedicated entrepreneur with a passion for fostering the spirit of entrepreneurship.Focused on building businesses rooted in innovation and value creation while remaining a steward of social awareness and professional empowerment. Possesses diverse experiences across business disciplines creating a unique blend of acumen valuable in the demands of a startup. Has a background in corporate accounting, finance, data analytics, and systems. In addition to being the Director of Finance & Operations of ChoreRelief since the company's inception, he has served as Director at Premium Themes from 2004 to 2015 and VP at Palermo's Hospitality Group since 2002in the hospitality industry.



Chrispen Pasipanodya

Marketing Specialist & Growth

*Senior Consultant. Creators of the Leading CUSTOM Online Marketing Strategy and Content Mapping Plan *#1 on Google*. Award-winning online marketing strategy and content-mapping plan and growth.*



Jalal Makki

Back End & API Engineer

Software Engineer, operating on the entire software life cycle, from conception to product release. Solid background in software design and software architecture & API's.



Bilal Haider

Android Developer

With several years of experience developing native applications both in academic and professional projects, he has experience developing platforms for communicating with the client and the server.



Adeel Sattar

UI/UX Design

Extensive experience in designing various forms of visual communication and UX/UI, helping small to medium sized agencies, startups, and inspired individuals.



Jeff Krantz

Advisor

Author and award winning sales growth expert, executive coach, entrepreneur, investor and keynote speaker



Shoaib Hassan

iOS Developer

Engineer who absolutely loves all new technologies. With several years of experience developing native iOS games and applications both in academic and professional projects, he has experience developing REST APIs for communicating with the client and the server

Offering Summary

Max Offering Amount: 77,356 Class C Non-Voting Units ($67,299.72)

Maximum subject to adjustment for bonus units. See **10% Bonus below*

Minimum Offering Amount: 11,494 Class C Non-Voting Units ($9,999.78)

Company	Chores R Us, LLC
Corporate Address	222 Merchndise Mart Plaza, Suite 1212, Chicago IL 60654
Description of Business	ChoreRelief is an on-demand mobile marketplace that makes it affordable for any consumer to afford local service providers to perform small household projects like cleaning, landscaping or handiwork while empowering workers and small businesses with an entrepreneurial gig platform.
Type of Security Offered	Class C Non-Voting Membership Units
Purchase Price of Security Offered	$0.87/unit
Minimum Investment Amount (per investor)	$149.64

Perks*

$100 + Your name will be written on our website (with your consent)

$250 + All the above + ChoreRelief laptop sticker

$500 + All the above + ChoreRelief T-shirt

$1000 + All the above + $100 gift card toward your next chores

$2500 + All the above + $250 gift card toward your next chores

$5000 + All the above + $500 Gift card toward your next chores and become a ChoreRelief VIP - exclusive early access to Beta products and parties/events

$7500 + All the above + $750 gift card toward your next chores + lunch meeting with the Founder

$10,000 + All the above + $750 gift card toward your next chores + free flight to Chicago (up to $400 value) to meet with the Founding team over dinner

**All Perks occur after the offering is completed*

The Company is offering (the "Offering") to investors ("Investors") up to seventy-seven thousand three hundred fifty-six (77,356) Non-Voting Class C Units of Membership Interest ("Membership Interest") at a price of $0.87 per Unit, payable in cash. The minimum purchase is one hundred seventy-two (172) Class C Units for a minimum investment amount of one hundred forty-nine dollars and sixty-four cents ($149.64), subject to the Company's right to accept a lesser amount. The maximum purchase is fifty-seven thousand four hundred seventy-one (57,471) Class C Units for a maximum investment amount of forty-nine thousand nine hundred ninety-nine dollars and seventy-seven cents ($49,999.77), subject to the Company's right to accept a greater amount and Title III investor restrictions. The gross proceeds of the Offering will be a minimum of nine thousand nine hundred ninety-nine dollars and seventy-eight cents ($9,999.78) and a maximum of sixty-seven thousand two hundred ninety-nine dollars and seventy-two cents ($67,299.72). While the Company currently intends for its management to sell the Units, it may, in its sole discretion, retain selling agents and brokers to sell the Units. In such event, the Company may be responsible for any commissions or fees of such parties, and related fees and expenses. Proceeds from subscriptions for Units will be held by First Funds LLC, as escrow agent, until such time as a minimum of eleven thousand four hundred ninety-four (11,494) Units for gross proceeds of nine thousand nine hundred ninety-nine dollars and seventy-eight cents ($9,999.78) are sold. In the event the Company does not sell the minimum amount of eleven thousand four hundred ninety-four (11,494) Units for gross proceeds of nine thousand nine hundred ninety-nine dollars and seventy-eight cents ($9,999.78) (which may include Units sold to management of the Company in this Offering) prior to 12:00 am CST on January 10, 2018, all amounts will be returned to Investors without deduction, interest or setoff. The Company will use each increment of financing it receives, starting with the minimum amount of $9,999.78 to execute its marketing strategy and development.

We reference forward-looking statements in this Memorandum and may make such statements in discussions with potential investors, that are subject to risks and uncertainties. These forward-looking statements include statements regarding future prospects, profitability, liquidity, market risk, values and financial and other projections. The words “believes,” “expects,” “may,” “will,” “should,” “projects,” “contemplates,” “anticipates,” “forecasts,” “intends” or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Memorandum, including

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Memorandum, including, without limitation, those set forth in the "Risk Factors" section of this Memorandum as well as changes in current risks, management's assumptions regarding competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices and one-time events.

Because of these uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. We undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, and such statements should not be considered representations or warranties by us.

The company reserves the right to perform rolling closes. The Company plans to allow investment in excess of the max offering set forth in this document but not to exceed $1,000,000. The company will distribute K-1s to all investors in accordance with the terms of the Operating Agreement.

The 10% Bonus for StartEngine Shareholders

Chores R Us, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of the offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class C Membership Non-Voting Units at $0.87 / unit, you will receive 10 Class C Membership Non-Voting (bonus) Units, meaning you'll own 110 units for $87. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

No irregular Use of Proceeds is anticipated at this time.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

MAIN INTRO VIDEO

We live in a world where the gig economy is expanding far beyond anyone's expectations." And, this world is way bigger than you can imagine.

"Research shows that more than 55 M Americans are currently gig workers, either part-time or full-time, and that number is growing with no sign of slowing down."

"Gig Workers accounted for $1 Trillion of income in 2017. Of that trillion dollars, $40B is within our Total Addressable Market domestically (TAM) and that's including Handyman- Cleaning & Landscaping."

"Gig Employment has been growing for over a decade and is projected to represent 43% of the market by 2020."

"Start-up tec.hnologies in the gig economy, often address the consumer side of the market but manage to miss key stress point for customers, namely price & time. On top of that, customers don't control scheduling and are overwhelmed by vetting workers and reviews."

"The service-provider side of the equation has also been severely neglected. Those who perform services are often unhappy with technology platforms that treat them as products rather than people. These platforms do not provide them with an opportunity to build their business and climb the economic ladder."

"And this is why we built ChoreRelief."

"I'm Tarik, founder, and CEO of ChoreRelief."

"We've built a solution to the future of work that answers the stress points of customers and providers."

"We're passionate about the gig economy and we're excited to show you how our SaaS and mobile platform changes the playing field."

"After the job is completed to the customer satisfaction, then and only then they pay the invoice over the app."

"The provider then receives a quick, direct payment within 48 business hours.

"ChoreRelief believes that we, as a workforce, need to think and behave with more entrepreneurial spirit. So, we provide workers the opportunity to compete in the digital age by eliminating barriers for the smaller operator."

“Service providers in our network are treated as entrepreneurs, given access to educational and training materials, and use on-demand customer acquisition via our state-of-the-art platform.”

“Most importantly, as a cloud-based software platform, ChoreRelief allows service providers to build a team and a business that they can manage in real time from their phone and computer”

“Since going live early this year with the iOs platform only, we have consistently achieved MOM user acquisition exceeding 35%. We are generating organic transactions and secured a Business 2 Business channel. The Android platform is now live in the Google Play store and accessible to an even larger base.”

“We have built two markets with virtually no marketing expenses and currently two more markets are organically developing.

“Our user map exemplifies the social proof of our mission and shows no sign of slowing down. There are 55M gig workers domestically with $1 Trillion in income and growing.”

“Our goal is to empower 1000s of entrepreneurs, grow across service verticals, and be the standard platform for the future of work.”

“We want to make an impact on local communities. We want to give customers a stress-free experience, and empower providers to be entrepreneurs.”

“The future of work is changing and the gig economy is growing with no sign of slowing down.”

“We believe every customer deserves to have control over their time, and their price; and, that every gig worker deserves the opportunity to be an entrepreneur.”

“With your investment and support, it will happen.”

“ChoreRelief will be the new norm. Together we will transform the gig economy.”

“We are ChoreRelief, thank you for watching.”

Customer how to video

Hi, I am Tarik, in this video, I am going to show you how easy it is to post a job using the chorerelief new app. So let's get started.

For the porpose of this demo, we will be posting a cleaning job

Simply select the category enter your address either your home or any location of your choosing

Next you picked the time, you can choose for somone to come immediately of schedule work for a later date

Next step would bne entering your job details. Simply click on the green microphone and speak to your phone and we will do the rest " I would like to clean my house, 2 bedroom 2 baths."

If you have a picture you can upload, this makes it easy for the service provider to understand your request.

And lastly your price. Chorerelief allow you to name your own price, and we will find you someone that will do it for you. We have also some suggested prices incase you not sure what to pay. You can also hire someone hourly and we keep track of the time.

Once your done entering all the above info, you post the job.

Now your job is in front of thousands of people instantly. Once someone accept it we will let you know.

Thanks for watching

Provider how to video

Hi I am Tarik , in this video I am going to show you how the chorerelief pro works.

On my hand I have the customer app, I will go ahead and post a job right now.

As you can see in this video the job is instantly available to you.

We only going to show you jobs that are within your service area and your service category.

You can see the price, time and job details, so before you accept it make sure you are 100% sure you can do it.

Once accepted, the customer get immediate push notification, you can start the communication with the customer if you need more details using the chat button.

When you ready to drive, simply click on this button. Again the customer will be able to see your exact location and estimate arrival time.

Once you arrive on sight, you can click on start the job.

One thing I would like to mention here, sometimes customer might ask you to do something else while you there, once you both agreed on a new price, you can enter that price here and click finish job.

Because chorerelief is about helping you build your business, its important to ask customer for feedback and make sure they are satisfied with your work , we would like them to hire you again. Lastly ask them to approve the invoice, the sooner they approved it the sooner we can process their credit card and deposit the funds directly into your bank account.

We are here to help you, so if you have any question don't hesitate to ask.

Thank you for watching.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Additional Corporate Documents

CHORES R US LLC

(A Delaware limited Liability Company)

OPERATING AGREEMENT

NOTICE

THE MEMBERSHIP UNITS OF CHORE R US, LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP UNITS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND SUCH MEMBERSHIP UNITS MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (1) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS, AND (2) THE TERMS AND CONDITIONS OF THIS OPERATING AGREEMENT. SUCH MEMBERSHIP UNITS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS OPERATING AGREEMENT. PURCHASERS OF SUCH MEMBERSHIP UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

Table of Contents

OPERATING AGREEMENT OF CHORE R US, LLC

THIS OPERATING AGREEMENT (this "Agreement") of CHORE R US, LLC, a Delaware limited liability company (the "Company"), is made and entered into and shall be effective as of the 23th day of May, 2016, by and among the undersigned parties.

W I T N E S S E T H:

WHEREAS, the parties hereto desire to form a limited liability company under the laws of the Delaware for the purposes hereinafter set forth.

NOW, THEREFORE, for and in consideration of the mutual promises and agreements herein made and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I Definitions

Whenever used in this Agreement, or any amendment hereof, the following terms shall have the meanings set forth below:

"Act" shall mean the Delaware Limited Liability Company Act, as amended from time to time, and any corresponding provisions of future laws.

"Action of the Company" and any reference to an action taken, or to be taken, by the Company shall mean any action properly approved by the Managers in accordance with ARTICLES V and VI.

"Adjusted Capital Investment" shall mean the aggregate Capital Contributions made by a Member, as reduced (but not below zero) by the aggregate amount of Distributions to such Member under SECTION 8.1 hereof.

"Advisor" is anyone appointed or elected to the Board of Advisors under ARTICLE V.

"Agreement" shall mean this Operating Agreement of CHORE R US, LLC and any amendments made thereto from time to time.

"Articles of Formation" shall mean the Articles of Formation filed with the Delaware Secretary of State by which the Company was organized as a Delaware limited liability company pursuant to the Act, as amended or restated from time to time in accordance with this Agreement.

"Available Cash" shall mean all cash funds of the Company at any particular time which the Manager reasonably determines to be available for Distribution after provision has been made for (a) payment of all operating expenses of the Company as of such time, (b) payment of all outstanding and unpaid current obligations of the Company as of such time, and (c) Reserves.

“Bankruptcy” with respect to any Person, shall mean a Voluntary Bankruptcy or an Involuntary Bankruptcy.

“Board of Advisors” shall mean those Persons serving on the Board of Advisors of the Company from time to time pursuant to ARTICLE V.

“Capital Account” shall mean the account established and maintained for each Member on the books of the Company pursuant to ARTICLES VII and VIII hereof.

“Capital Contribution” or “Contribution to Capital” shall mean the amount of cash and net fair market value (at the time of the contribution) of any property contributed to the Company by or on behalf of each Member.

“Class A Member” shall mean any Member classified as a Class A Member under this Agreement.

“Class A Membership Interest” shall mean a Class A Member's entire interest in the Company including such Class A Member's economic interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Class A Members or all of the Members granted pursuant to this Agreement and the Act.

“Class A Membership Units” Ownership interests in the Company shall be represented by “Class A Membership Units,” “Class B Membership Units” and “Class C Membership Units.” The current ownership of Membership Units shall be as set forth on attached Exhibit A. Each Class A Membership Unit has equal governance rights with every other Class A Membership Unit and in matters subject to a vote of the Members has one (1) vote. Except as otherwise provided in this Agreement, each Class A Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class A Membership Unit may be diluted if the Company issues additional Membership Units.

“Class A Member Prorata Percentage” shall mean the number of Class A Membership Units owned by a Class A Member divided by the total number of Class A Membership Units outstanding.

“Class B Member” shall mean any Member classified as a Class B Member under this Agreement.

“Class B Membership Interest” shall mean a Class B Member's entire interest in the Company including such Class B Member's economic interest, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Class B Members or all of the Members granted pursuant to this Agreement and the Act.

“Class B Membership Units” Ownership interests in the Company shall be represented by “Class A Membership Units,” “Class B Membership Units” and

"Class C Membership Units." The initial ownership of Membership Units shall be as set forth on attached Exhibit A. Each Class B Membership Unit has equal governance rights with every other Class B Membership Unit and in matters subject to the vote of the Members, has one (1) vote. Except as otherwise provided in this Agreement, each Class B Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class B Membership Unit may be diluted if the Company issues additional Membership Units.

"Class B Member Prorata Percentage" shall mean the number of Class B Membership Units owned by a Class B Member divided by the total number of Class B Membership Units outstanding.

"Class C Member" shall mean any Member classified as a Class C Member under this Agreement.

"Class C Membership Interest" shall mean a Class C Member's entire interest in the Company including Class C Member's economic interest. Class C membership interest does not include voting rights on any matters.

"Class C Membership Units" Ownership interests in the Company shall be represented by "Class A Membership Units," "Class B Membership Units" and "Class C Membership Units." The initial ownership of Membership Units shall be as set forth on attached Exhibit A. Except as otherwise provided in this Agreement, each Class C Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class C Membership Unit may be diluted if the Company issues additional Membership Units.

"Class C Member Prorata Percentage" shall mean the number of Class C Membership Units owned by a Class C Member divided by the total number of Class C Membership Units outstanding.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and any corresponding provisions of future laws.

"Company" shall mean CHORES R US, LLC, a Delaware limited liability company.

"Company Liability" shall mean any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

"Company Property" shall mean any and all property, real, personal, tangible and intangible, either contributed by a Member as capital, transferred to, or otherwise acquired by the Company.

"Default Interest Rate" shall mean the prevailing "prime" or "base" rate of interest, plus two percent (2%). The prevailing "prime" or "base" rate of interest shall be that announced from time to time by The Wall Street Journal, or its successor.

“Delaware Code” shall mean the Code of Laws of Delaware, as amended, and any corresponding provisions of future laws.

“Disability” shall mean, with respect to any Member: (i) the Member has been declared legally incompetent by a final court decree (the date of such decree being deemed to be the date on which the Disability occurred), (ii) the appointment of a guardian, general conservator or custodian for the Member or his affairs (the date of such appointment being deemed to be the date on which the Disability occurred), (iii) the Member receives disability insurance benefits from any disability income insurance policy maintained by the Member or the Company for a period of three (3) consecutive months (the date of the expiration of such three month period being deemed to be the date on which the Disability occurred), or (iv) the Member is otherwise unable to perform his duties as an employee, officer, or director of the Company, as determined by a physician selected and paid for by the Company (the date of such determination being deemed to be the date on which the Disability occurred). Each Member agrees to provide such medical records to the Company and to submit to such medical tests and examinations as the Company or the remaining Members may reasonably request to determine whether any such Disability exists.

“Disinterested” with respect to any Member or Manager, shall mean a Member or Manager who: (a) is not a party to a particular transaction or other undertaking; (b) has no material financial interest in any organization that is a party to that undertaking; and (c) is not a spouse, sibling, descendant (by birth or adoption), ancestor, or affiliate of any Person who is either a party to that undertaking or has a material financial interest in any organization that is a party to that undertaking.

“Distribution” or “Distributions” shall mean any cash or other Company Property distributed to a Member by the Company on account of such Member’s Financial Rights as provided in ARTICLE VIII and SECTION 9.6 and does not include payments to a Member: (a) pursuant to a loan by such Member to the Company or other transaction in which such Member is acting other than in his capacity as a Member within the meaning of Section 707(a) of the Code; (b) which are guaranteed payments within the meaning of Section 707(c) of the Code; (c) which are made to reimburse a Member for amounts paid for or on behalf of the Company; or (d) which are made to indemnify a Member as permitted under this Agreement.

“Fair Market Value” with respect to a Member’s Membership Interest shall mean the fair market value of such Membership Interest (without discount for any lack of marketability, free transferability of interest, or minority ownership), as determined in accordance with the procedure set forth in this paragraph. First, the seller and the Manager shall attempt to agree upon the fair market value of the Membership Interest as soon as practical after the occurrence of the underlying event giving rise to a purchase and sale transaction under SECTION 11.2. If the seller and the Manager are unable to reach an agreement within thirty (30) days of the date of the underlying event that triggered the purchase and sale transaction, the fair market value of the Membership Interest shall be determined as of the end of the calendar month immediately preceding the date of such underlying event by a Qualified Appraiser selected by the Manager. Such Qualified Appraiser shall determine the fair market value of the Membership Interest within thirty (30) days after the date of his appointment. The seller and the purchaser(s) shall each pay one-half (1/2) of the fees and expenses of the Qualified Appraiser. The Company shall provide such data and other information as the Qualified Appraiser may reasonably request upon receipt of such Qualified Appraiser's written agreement to maintain the confidentiality of such data and information.

"Financial Rights" shall mean the right of a Member, or any other Person, to share in the Profits and Losses of the Company and the right to share in Distributions, both in accordance with the provisions of this Agreement. Except as otherwise modified by the provisions of this Agreement, the phrase "Financial Rights" and as set forth on Exhibit A attached hereto shall have the same meaning, and describe the same rights, as the phrase "Distributional Interest" as used in the Act.

"Independent Third Party" shall mean a Person who, immediately prior to the time of determination, is not a Member or Manager of the Company, is not controlling, controlled by, or under common control with a Member or Manager of the Company, and is not the spouse, sibling, descendant (by birth or adoption), ancestor, or affiliate of a Member or Manager of the Company.

"Involuntary Bankruptcy" shall mean, with respect to any Person and without the consent of such Person: (a) the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation; (b) the filing of any such petition against such Person which petition is not dismissed within ninety (90) days of such filing; or (c) without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or a liquidator of such Person or of all or any substantial part of the property of such Person which order is not dismissed within sixty (60) days of the date it is entered.

"Involuntary Transfer" shall mean any transfer, proceeding or action by or in which a Member shall be deprived or vested of any right, title, or interest in or to the Member's Units, including, without limitation, any seizure under levy of attachment or execution; any transfer in connection with a foreclosure upon a pledge; any transfer in connection with bankruptcy (whether pursuant to the filing of a petition under the Bankruptcy Code of 1978, or any modifications or revisions thereto) or other court proceeding to a debtor in possession, trustee in bankruptcy, or receiver or other officer or agency; any transfer to a state or to a public abandoned property; any transfer pursuant to a divorce or separation agreement or a final decree of a court in a divorce action; or any transfer to a legal representative of the Member.

“Losses” shall mean the losses of the Company as determined under SECTION 8.2 hereof.

“Majority in Interest of the Voting Members” at any particular time shall mean all of the Member or Members holding at such time more than fifty percent (50%) of the Voting Rights held among all of the Voting Members at such time.

“Manager” shall mean those Persons serving as Managers of the Company from time to time pursuant to ARTICLE V.

“Member” shall mean the members of the Company from time to time. For purposes of ARTICLES IX, X and XI, the term “Member” includes any Member who has withdrawn or otherwise dissociated from the Company.

“Membership Interest” of any Member at any time shall mean the entire ownership interest of such Member in the Company at such time, including any benefits to which such Member is entitled as provided in this Agreement and under applicable law, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Except as otherwise expressly provided herein, each Member’s Membership Interest in the Company shall be represented by the Units held by such Member.

“Option Grant” shall mean those certain options of members, or any other person designated by the Manager, Required Review by the Board of Advisors and approved by the Majority Interest of the Voting Members to purchase additional Units of Company.

“Person” shall mean an individual, general partnership, Limited Liability Company, limited liability partnership, limited partnership, trust, estate, corporation, custodian, trustee, executor, personal representative, legal representative, administrator, nominee or any other entity or person, and any individual or entity acting in a representative capacity.

“Profits” shall mean the profits of the Company as determined under SECTION 8.2 hereof.

“Qualified Appraiser” shall mean a professional appraiser or certified public accountant who is an Independent Third Party and who is qualified by experience and ability to appraise the fair market value of the Membership Interest to be sold.

“Review of the Board of Advisors” shall mean, at any particular time, all of the Board of Advisors of the Company at such time, review the designated decisions described in ARTICLE V.

“Required Interest of the Voting Members” shall mean, at any particular time, all of the Voting Members of the Company at such time, without regard to the percentage of Voting Rights held by such Members.

“Reserves” shall mean, with respect to any fiscal year or other applicable period or as provided in SECTION 9.6(c), funds set aside or amounts allocated during such period or at such time for reserves which shall be maintained in amounts deemed sufficient by the Manager for working capital of the Company and to pay the Company’s taxes, insurance, debt service, repairs, replacements, renewals, capital improvements or acquisitions, or future, anticipated, unforeseen or contingent obligations, and all of the Company’s other costs and expenses which are incident to the Company’s operations and activities or ownership of Company Property, and which may include amounts set aside for future Distributions to the Members.

“Transfer” shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation, grant of security interest or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise, including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process. The term “Transfer” shall include Involuntary Transfers.

“Units” shall mean the shares into which Membership Interests are divided, as provided in SECTION 3.12.

“Voluntary Bankruptcy” shall mean, with respect to any Person: (a) instituting proceedings or filing an answer to be adjudicated a bankrupt or insolvent or seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief, or consenting to the institution of bankruptcy or insolvency proceedings against such Person; (b) filing or consenting to a petition, answer or other pleading seeking for such Person any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of the Person or the Person’s debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; or (c) seeking, consenting to, or acquiescing in any entry of an order for relief or the appointment of a receiver, trustee, liquidator, custodian or other similar official for such Person or any substantial part of the Person’s property.

“Voting Member” shall mean any Member classified as a Class A Member or a Class B Member under this Agreement.

“Voting Membership Interest” shall mean a Voting Member's entire interest in the Company including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Voting Members or all of the Members granted pursuant to this Agreement and the Act.

“Voting Member Prorata Percentage” shall mean the number of Voting Membership Units owned by a Voting Member divided by the total number of Voting Membership Units outstanding.

“Voting Rights” shall mean the right of a Member to vote on any matter as provided in this Agreement. Any reference to a Member’s Voting Rights shall mean the percentage of Voting Rights in the Company held by the Member.

“Voting Rights in the Company” shall mean the Voting Rights held by the Members, collectively, as provided in this Agreement. Unless otherwise specifically provided for herein, reference to a percentage of Voting Rights in the Company shall mean a percentage of the total Voting Rights held by the Members, or the total Voting Rights represented at a meeting of the Members at which a quorum exists.

ARTICLE II Formation, Purposes and Powers

2.1 Formation.
The Company was formed as a Delaware limited liability company on May 23, 2016 by filing Articles of Formation with the Delaware Secretary of State. The rights and obligations of the Members, and the administration and termination of the Company, shall be governed by the Articles of Organization, this Agreement, the Act, and other applicable law. The Company shall exist only for the purposes specified in this Agreement and shall not be deemed to create a partnership, joint venture, or any other relationship between the Members.

2.2 Name.
The name of the Company shall be CHORE R US, LLC. All business of the Company shall be conducted in such name or such other name or names that comply with the Act or other applicable laws as may be proposed by the Manager and adopted by the Members from time to time in accordance with the terms of this Agreement.

2.3 Compliance with Act.
The Company shall remain in compliance with all applicable provisions of the Act necessary to maintain its existence as a Delaware limited liability company.

2.4 Principal Office.
The principal office of the Company shall be located at such address as the Manager may designate from time to time. The Manager may at any time and from time to time establish and close other offices and places of business and change the principal office of the Company to any other place within or without the State of Delaware.

2.5 At-Will Company.
The Company shall be an at-will company, as that term is defined in the Act. The Company's existence and business shall commence on the date Articles of Formation are filed with the Delaware Secretary of State unless a later effective date is specified in said Articles of Organization.

2.6 Filings and Fees.
The Manager shall cause the Company to execute and file for recordation in the office of the appropriate authorities such reports, disclosures, certificates, and other forms, schedules, instruments or documents as are required by applicable law or regulation, or which otherwise may be necessary or appropriate, with respect to the formation of, and conduct of business by, the Company. The Manager shall also cause the Company to pay all fees, taxes, and other charges, including professional fees, incurred in connection with the preparation and filing of such reports, disclosures, certificates, forms, schedules, instruments or other documents.

2.7 Income Tax Election.
The Company shall be taxed as a partnership for state and federal income tax purposes, and the Manager shall make all elections necessary and file all

documents and forms required to obtain and maintain such income tax treatment for the Company and the Members.

2.8 Purposes.

The business and purposes of the Company shall be to engage in any lawful business.

2.9 Powers.

The Company shall have the full power and authority to do all acts and things necessary, advisable, convenient, expedient or useful to carry out, or which are incidental to, the Company's business and affairs and the accomplishment of its purposes to the extent the same may be legally exercised by limited liability companies under the Act or other applicable law. Subject to the provisions of this Agreement, such power and authority of the Company shall be vested in the Manager.

2.10 Bank Accounts.

The Company shall maintain such separate bank accounts as the Manager determines are appropriate for the conduct of the Company's business. Any such bank accounts shall be maintained in the name of the Company and at such bank or banks as may be designated by the Manager from time to time.

2.11 Title to Property.

All Company Property shall be owned by the Company as an entity and no Member shall have any ownership interest in the Company Property in such Member's individual name or right. Except as otherwise provided in this Agreement, the Company shall hold all Company Property in the name of the Company and not in the name of any Member. Each Member's Units shall be personal property for all purposes.

2.12 Foreign Qualification.

Prior to the Company conducting business in any jurisdiction other than Delaware, the Manager shall cause the Company to comply (to the extent procedures are available and compliance therewith is reasonably within the control of the Manager) with all requirements necessary to qualify the Company as a foreign limited liability company in such jurisdiction. At the request of a Manager, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments that are necessary or proper to qualify, continue, or terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.13 Insurance.

The Manager shall cause to be provided, or cause the Company to carry and maintain, such insurance as is customary in the business in which the Company is engaged. All such insurance shall be effected under policies issued by insurers and be in forms and for amounts approved by the Manager.

2.14 Expenses.

Subject to the approval of the Manager, the Company shall pay all costs and expenses arising from or related to the organization of the Company and the conduct of its operations, including all management and consulting fees and fees of legal counsel, accountants, engineers and other professionals. The Company shall reimburse its Managers for reasonable and necessary out-of-pocket expenses incurred by them in conducting the business operations of the Company.

ARTICLE III Membership and Capitalization

3.1 Members.

The names, number and class of Units held by each Member of the Company as of the date hereof are set forth on EXHIBIT A hereto. The Manager shall update EXHIBIT A from time to time, as necessary, including in order to reflect the admission of new Members and the issuance of Units in accordance with the terms of this Agreement. Notwithstanding anything to the contrary herein, any amendment or revision of EXHIBIT A made in accordance with this Agreement shall not be deemed to be an amendment to this Agreement requiring Member approval. Any reference in this Agreement to EXHIBIT A shall be deemed a reference to EXHIBIT A as amended and in effect from time to time.

3.2 Admission of New Members.

(a) Except in the case of transferees of all or any portion of a Member's Units, who shall be subject to SECTION 3.3, additional Members may be admitted to the Company only with the prior written consent of the Manager. No Person shall become a Member unless such Person: (a) agrees in writing to assume and to be bound by all the obligations and subject to all the restrictions of this Agreement and any further agreement with respect to the Company; and (b) notifies the Company of his current address and provides his federal and state tax identification numbers and such other information as the Manager may deem appropriate to the Company.

(b) Except for as provided in Section 3.4(c), any transfer of Class C Membership Interest to a third party shall be deemed a Transferee not admitted as a Member.

3.3 Effect of Transfer of Membership Units - Transferee Admitted as a Member.

(a) A transferee of all or any portion of a Member's Units who is not already a Member may only become a Member if (i) the Manager consents to the transferee's admission and (ii) such transferee meets all the qualification requirements for Members contained in this Agreement, including but not limited to, all requirements of SECTION 3.2. If the transferee becomes a Member, he shall be entitled to all rights and powers and subject to all restrictions and liabilities of a Member, including the transferor's obligations to make Capital Contributions to the Company.

(b) Notwithstanding anything herein to the contrary, no creditor of a Member who obtains any portion of a Member's Units by charging order pursuant to the Act, or otherwise, or any person or entity, including any creditor, receiver, or bankruptcy estate that obtains any rights in the Company by reason of a security interest, pledge or the filing of an action for foreclosure, bankruptcy, receivership, divorce, or any similar proceeding may become a full Member in the Company without the unanimous written consent of the Members, obtained after the Transfer.

3.4 Effect of Transfer of Membership Interest - Transferee not Admitted as a Member.

(a) If the transferee of all or any part of a Member's Units is not admitted as a Member, he shall be entitled to receive only the Distributions to which the transferor would otherwise be entitled. The transferee takes all Financial Rights subject to any claims or offsets the Company has against the transferor, regardless of whether those claims or offsets exist at the time of the Transfer or arise afterwards. An amendment to this Agreement may change a Member's rights and consequently affect the rights of a transferee, even if the amendment is made after the Transfer. A transferee who is not admitted as a Member shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under the Act. The transferor continues to be a Member, entitled to all rights of a Member, other than the rights transferred.

(b) Notwithstanding anything herein to the contrary, a transferee who is not admitted as a Member shall not be entitled to receive any Distributions from the Company until such transferee delivers to the Company written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the transferee's federal and state tax identification numbers, current legal address and telephone number, and such other information as the Manager may reasonably require.

(c) Notwithstanding anything herein to the contrary, Members holding Class C Membership Units have limited transfer rights for the first 12 months from the purchase of the Units. During this time, the Units can only be transferred (i) via an Initial Public Offering, (ii) to the Company, (iii) to an accredited investor; or (iv) to a member of the family of the Member or the equivalent, to a trust controlled by the Member, to a trust created for the benefit of a member of the family of the Member or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. All other transfers are prohibited within this timeframe. Following the expiration of the Members' initial 12-month period of holding the Units, the Company shall have the right of first refusal to purchase any Units from Members wishing to liquidate investment.

3.5 Redemption of Member's Financial Rights Subjected to Charging Order.

In the event a Member's Financial Rights are subjected to a charging order the Act, the Managers may cause the Company to redeem the Member's Financial Rights so charged in accordance with SECTION 11.2(a) at any time prior to foreclosure of said Financial Rights in accordance with the Act. Nothing in this SECTION 3.5 shall be construed as affecting or limiting the rights of the judgment debtor and the other Members to redeem any Financial Rights subjected to a charging order with their own property in accordance with the Act.

3.6 Ceasing to be a Member.

A Member shall cease to be a Member and shall have no power to exercise any rights of a Member if such Member: (a) transfers all of his Units in accordance with the terms of this Agreement; b) is expelled from the Company by judicial determination; or (c) otherwise dissociates as a Member of the Company.

3.7 Initial Capital Contributions by New Members.
The Manager shall determine the amount of any initial Capital Contributions to be made by any Persons admitted as Members of the Company subsequent to the date of this Agreement, which amount shall be set forth in a written instrument executed by such new Member and agreed to and accepted by the Manager on behalf of the Company.

3.8 Additional Capital Contributions.
No Member shall be required to make additional Capital Contributions to the Company.

3.9 No Right to Interest on Capital Contribution; Return of Capital Contribution.
Except as otherwise provided herein, without the prior written consent of a Majority in Interest of the Voting Members, no Member shall (a) be paid interest on any Capital Contribution, (b) withdraw or be prepaid all or any part of such Member's Capital Contribution, (c) be paid a salary or receive guaranteed payments (within the meaning of Section 707(c) of the Code), or (d) have the right to receive, as a Distribution or return of capital, Company Property other than cash.

3.10 Limitation of Liability.
(a) Except as otherwise expressly provided in this Agreement or by applicable law, no Member, as such, without the prior written consent of such Member, shall be (i) bound by, or be personally liable for, the expenses, liabilities or obligations of the Company or other Members, (ii) required to make Capital Contributions in excess of the amounts contributed, or required to be contributed, or (iii) required to lend any funds to, or provide any guarantees on behalf of, the Company or to pay assessments or make any contributions for payments to the Company.

(b) A Member who performs his duties (if any) in good faith and in a manner he reasonably believes to be in the best interests of the Company shall not have any liability solely by reason of being or having been a Member of the Company. A Member shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of such Member's fraud, deceit, gross negligence, willful misconduct, breach of this Agreement or a knowing violation of the law.

(c) Notwithstanding anything herein to the contrary, if a Member receives a "wrongful distribution" within the meaning of the Act, such Member shall be liable to the Company (or, if the Company has dissolved and been wound up, to the successor in interest of such claim by the Company) for the return thereof in accordance with, and for the periods provided by the Act.

3.11 Loans to the Company.
Nothing in this Agreement shall prevent a Member from making secured or unsecured loans to the Company by agreement with the Company if the terms of such are approved by the Manager. If any Member shall make a loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a Capital Contribution but shall be a debt due from the Company.

3.12 Units.
The Company is authorized to issue Twenty Million (20,000,000) Units in total. Each Member's Economic Membership Interest in the Company shall be represented by the number of Units held by such Member. Each Voting (Class A or Class B) Member's Voting Membership Interest in the Company shall be represented by the number of Units held by such Member.

3.13 Option Grant.
(a) Subject to the conditions set forth herein, the Company hereby preserves the option to grant nonqualified stock option to purchase additional Units (the "Option Units") from the Company at an exercise price determined by the Units fair market value on May 23, 2016 (the "Date of Grant"). The Option Units shall become exercisable (or "vest") as outlined in the grant. A grant will be proposed by the Manager or Board of Advisors, Reviewed by the Board of Advisors and approved by Majority Interest of the Voting Members.

(b) For purposes of this Agreement, "Cause" shall mean: (i) insolvency or bankruptcy, (ii) conviction of a felony, (iii) if such person performs any grossly negligent or intentional act which is offensive to and damaging to the reputation or property of the Company; or (iv) a serious decline in productivity or professional competence of such person not approved in advance by the Company.

3.14 Representations and Warranties of Members.
Each Member, for the benefit of the other Members and the Company, hereby makes the following representations, warranties and covenants, which representations, warranties and covenants shall survive the execution of this Agreement by the parties hereto:

(a) Such Member (i) is financially able to bear all the risks of holding the Units acquired by such Member for an indefinite period of time; (ii) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of the acquisition of such Units and of making an informed investment decision with respect thereto; (iii) has been provided (or has had access to) all information such Member has requested of the Company and its managers and promoters in connection with the acquisition of such Units; (iv) has been afforded the opportunity to ask questions of, and receive answers from, the managers and promoters of the Company concerning the terms and conditions of this Agreement and the purchase of such Units; (v) has been given the opportunity to obtain any additional information necessary to verify the accuracy of the information furnished by, or on behalf of, the Company; (vi) is acquiring such Units based upon such Member's own investigation of such relevant information (including the foregoing) that such Member deems to be necessary or desirable and in connection therewith has received the full cooperation of and assistance from the Company and its agents; (vii) has adequate means for providing for his current needs and personal contingencies and has no need for liquidity in his investment in the Company; and (viii) acknowledges that such Member's investment in the Company is otherwise suitable for such Member in light of his other securities holdings and his financial situation and needs. The exercise by such Member of rights and the performance of obligations under this Agreement is based upon that Member's own investigation, analysis and expertise.

(b) Such Member's acquisition of his Units is being made for such Member's own account for investment, and not with a view to the sale or distribution thereof. Such Member acknowledges that his Units has not been registered under the Securities Act of 1933, as amended, or any state or other federal securities laws, and, in addition to the other restrictions contained herein, any Transfer or offer to Transfer thereof may require appropriate registration or the availability of an exemption from such registration under said laws and the regulations issued thereunder and, therefore, is aware that the Member will be required to bear the financial risks of such investment for an indefinite period of time.

(c) If and to the extent the representations, warranties, and covenants made by a Member under this SECTION 3.14 conflict with those made by such Member in a subscription or admission agreement or other written instrument executed by such Member and the Company in connection with the purchase of such Member's Units, the representations, warranties, and covenants made by such Member in such written agreement.

ARTICLE IV Member Meetings

4.1 Meetings.

All meetings of the Members shall be held at the Company's principal place of business, or at such other place as shall be agreed upon by the Managers. Meetings of the Members may be called at any time by the Managers or any Member by delivery to all Members of written or electronic notice at least seven (7) days in advance of the proposed meeting date. The notice shall contain the time, date, place and purpose of the meeting.

4.2 Quorum; Voting Requirement.

Except as otherwise expressly provided herein, each Voting Member shall be entitled to vote in proportion to his Voting Rights in the Company. A Majority in Interest of the Voting Members designated pursuant to section 5.1, 5.2 and 5.3 shall constitute a quorum at all meetings of the Voting Members, unless a vote of a Required Interest of the Voting Members is required to approve any action. In order for any vote of the Voting Members to be valid, a quorum must be represented at the meeting either in person or by proxy. Once a quorum is established, the affirmative vote of a Majority in Interest of the Voting Members, as required under this Agreement and without regard to the percentage of Voting Rights represented at the meeting, shall constitute a valid decision of the Voting Members, respectively, unless the matter being voted on is one which requires a different vote pursuant to the Act or this Agreement.

4.3 Proxies.

Members may vote by proxy appointed by an instrument in writing.

4.4 Action by Members Without a Meeting.

Any action required or permitted to be taken at a meeting of the Members may be taken without notice and a meeting if one or more written consents, setting forth the action so taken, is (a) signed by the Member or Members entitled to vote on such action and holding at such time the percentage of Voting Rights sufficient for approval of such action had the action been submitted to a vote of the Voting Members at a meeting of the Members and (b) delivered to the Manager to be included in the Company's records. Action taken under this SECTION 4.4 is effective when all of such Voting Members have signed the written consent, unless the consent specifies that it is effective as of an earlier or later date. The written consent of the Voting Members as set forth in this SECTION 4.4 has the same force and effect as the vote of such Voting Members at a meeting of the Voting Members and may be described as such in any document or instrument. Prompt written notice of the taking of an action by the Voting Members under this SECTION 4.4 without a meeting shall be given to any Voting Members who have not consented in writing to the action.

4.5 Waiver of Notice.

A Voting Member may waive notice of any meeting by a signed writing. In addition, a Voting Member who attends a meeting waives his right to assert any lack of notice, or defect in notice, of the meeting unless he states such objection at the outset of the meeting.

ARTICLE V Management and Control

5.1 General Authority.

Except as otherwise expressly provided by this Agreement or required by any nonwaivable provisions of applicable law, the business and affairs of the Company shall be managed by the Manager. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Without limiting the generality of the foregoing, the Manager shall have the power and authority on behalf of the Company to:

(a) Employ, and terminate the employment of, Persons in the operation, administration and management of the Company, including employees, agents and contract labor, on such terms and for such compensation as the Managers shall reasonably determine.

(b) Purchase liability and other insurance to protect the Company Property and business;

(c) Screen, interview, and examine staff and personnel, if any, to be employed by the Company;

(d) Open and maintain bank and investment accounts and arrangements, draw checks, letters of credit, and other orders for payment of money and designate individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(e) Maintain the assets of the Company in good order;

(f) Collect sums due the Company;

(g) Pay debts and obligations of the Company to the extent that Company funds are available;

(h) Perform all other acts as may be necessary or appropriate to the conduct of the Company's business, and to execute, acknowledge, verify and deliver any or all instruments desirable to effectuate any of the foregoing;

5.2 Board of Advisors.

Except as otherwise expressly provided by this Agreement or required by any nonwaivable provisions of applicable law, the Board of Advisors will serve to review and advise certain Manger decisions. The number of Advisors and composition of the Board of Advisors can change from time to time with the Majority Interest of Voting Members. The Board of Advisors Review will solely serve as a forum for discussion on certain decisions which will in no way obligate the Manager to make decisions based on the Advisor discussion. The initial Board of Advisors will consist two Advisors. The Advisors will be Tarik Khribech and Adam Cisek.

Notwithstanding anything herein to the contrary, the following decisions of the Manager shall require the review of the Board of Advisors. Without limiting the generality of the foregoing, the Manager shall provide for Review to the Board of Advisors but have the power and authority on behalf of the Company to:

(a) Acquire property, real, personal, tangible and intangible;

(b) Expect as set forth in SECTION 5.2, borrow money for the Company from banks, other lending institutions, and other persons on such terms as the Manager deems appropriate and to hypothecate, encumber and grant security interests in the assets of the Company to secure payment of the borrowed sums;

(c) Hold and own any property, real, personal, tangible and intangible, in the name of the Company, including, but not limited to, deeds, mortgages, leasehold interests, interests in general partnerships, limited partnerships, limited liability companies, common trust funds, mutual funds, stocks, options, warrants, rights, puts, calls, contracts, futures, bonds, debentures, securities (public and private), and other debt and equity interests of any kind or nature;

(d) Invest and reinvest any Company funds in time deposits, short-term governmental obligations, commercial paper or other investments including real estate, stocks, options, general and limited partnerships, limited liability companies, common trust funds, mutual funds, futures, rights, warrants, puts, calls, contracts, public and private bonds, debentures, securities, and other debt and equity interests and to actively trade, speculate on and manage the same;

(e) Enter into, make, and perform contracts, agreements, and other undertakings binding on the Company that may be necessary, appropriate, or advisable in furtherance of the purposes of the Company and make all decisions and waivers thereunder;

(f) Employ accountants, legal counsel, managing agents, money managers, property managers, investment advisors and other advisors to perform services for the Company and to compensate them from Company funds;

(g) Sell, purchase, lease, loan, borrow, rent, repair, partition, mortgage, pledge, encumber develop, improve, subdivide or otherwise deal with any property, including Company Property;

(h) Bring suit on the Company's behalf or defend the Company in any such action, and compromise, settle, collect, and otherwise represent, prosecute and defend the legal rights and interests of the Company;

(i) File on behalf of the Company a voluntary petition for bankruptcy, or to bring an action on behalf of the Company for receivership, insolvency or other similar relief in any court of competent jurisdiction, and to defend, answer, respond and otherwise represent the Company in any such action or proceeding;

(j) Invest and reinvest in any kind of property, real, personal, tangible and intangible, including, but not limited to, common trust funds, stocks, bonds, notes, mortgages, general or limited partnerships, limited liability companies, savings accounts and certificates of deposit, mutual funds, and real estate;

(k) Any decision by the Company to compromise, settle, waive or limit the obligation of any Member to make a Capital Contribution to the Company;

(l) The sale, assignment, transfer, exchange or other disposition of all or substantially shall mean more than fifty (25%) percent of such property by value or any portion of any Company Property or a value greater than $50,000; Cause the company to offer additional member equity of any of the designated classes; and

(m) Cause the company to issue a Capital Contribution/Call to the existing members.

5.3 Voting Requirements for Certain Decisions.

Notwithstanding anything herein to the contrary, the following decisions shall require the approval of a Majority in Interest of the Voting Members:

(a) Any amendment to this Agreement or the Articles of Organization;

(b) Any decision by the Company to compromise, settle, waive or limit the obligation of any Member to make a Capital Contribution to the Company;

(c) The performance of any act that would knowingly subject the Members to liability as members; all of the Company Property (for purposes of this paragraph, all or substantially all of the Company Property

(d) A merger of the Company into another limited liability company or any other entity;

(e) The conversion or reorganization of the Company to another entity form (including a corporation) or an election to cause the Company to be treated as an association taxable as a corporation for federal income tax purposes;

(f) Any action that would cause a Voluntary Bankruptcy of the Company;

(g) The dissolution of the Company, as provided in SECTION 9.1(a);

(h) The election of the Board of Advisors, as provided in SECTION 5.4; and

(i) The election of the Manager, as provided in SECTION 5.4.

5.4 Liability for Certain Acts.

A Manager who performs his duties in good faith and in a manner he reasonably believes to be in the best interests of the Company shall not have any liability solely by reason of being or having been a Manager of the Company. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of such Manager's fraud, deceit, gross negligence, willful misconduct, breach of this Agreement or a knowing violation of the law.

5.5 Number, Election, Tenure and Qualifications of Managers and Board of Advisors.

(a) The Company shall have one (1) Manager. Manager shall be elected by the affirmative vote of a Majority in Interest of the Voting Members. A Manager needs not be a Member in the Company. The Manager shall agree to be bound by the provisions of this Agreement as they relate to Manager. Following his election or appointment, the Manager will serve until (a) his removal, (b) his resignation, or (c) the election of a successor, whichever occurs first. Tarik Khribech will be appointed Manager.

(b) The number of Advisors on the Board of Advisors may be changed from time to time by the affirmative vote of a Majority in Interest of the Voting Members. The Manager will always serve on the Board of Advisors. Following his election or appointment, each Advisor will serve until (a) his removal, (b) his resignation, or (c) the election of a successor, whichever occurs first. The initial Board of Advisors will consist of Tarik Khribech and Adam Cisek.

5.6 Meetings.

Meetings of the Manager and Board of Advisors may be called by any Manager or Advisor of the Company; at such times as the Manager making a request for such meeting determines to be necessary or appropriate.

5.7 Notice of Meetings.

The Manager making a request for a meeting of the Board of Advisors as provided in SECTION 5.6 shall deliver written or electronic notice of such meeting to all Advisors at least two (2) days in advance of the proposed meeting date. The notice shall contain the time, date and place of the meeting. The notice shall also contain a brief statement of the purpose or purposes for which the meeting is being called.

5.8 Waiver of Notice.

Any Manager may waive notice of any meeting of the Board of Advisors. Except as provided in the next sentence, the waiver must be in writing, signed by the Manager, and filed with the minutes or records of the Company. The attendance of a Manager at a meeting shall constitute waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business and at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting, and does not thereafter vote for or assent to action taken at the meeting.

5.9 Place of Meetings.

All meetings of the Manager and Advisors shall be held at the principal office of the Company, or at such other place, either within or without the State of Delaware, as shall be agreed upon by a majority of the Manager and Advisors.

5.10 Board of Advisor Review.

A Manager may request the Review of the Board of Advisors by calling a meeting as set forth in 5.6. The Board of Advisors shall discuss the matters communicated by the Manager at said meeting. If the business items for review were communicated electronically, the Board of Advisors shall have two (2) business days to communicate a review to the manager.

5.11 Action by Manager Without a Meeting.

Any action required or permitted to be taken at a meeting of the Board of Advisors may not be taken without notice and a meeting as set forth in ARTICLE V.

5.12 Participation by Conference Telephone.

Any one or more Advisors may participate in a meeting of the Board of Advisors by means of a conference telephone or similar communication device that allows all persons participating in the meeting to simultaneously hear each other during the meeting, and such participation in the meeting shall be deemed the equivalent of being present in person at such meeting.

5.13 Removal.

(a) A manager may be removed at any time, with cause, upon the affirmative vote of a Majority in Interest of the Voting Members.
(b) An Advisor may be removed at any time, with cause, upon the affirmative vote of a Majority in Interest of the Voting Members.

5.14 Resignation.

(a) Any manager may resign at any time by giving written notice to the Board of Advisors and all of the Members. The resignation shall be effective upon receipt of such written notice by the Board of Advisors. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a

Member and shall not constitute a withdrawal from the Company by the Member.

(b) Any Advisor may resign at any time by giving written notice to the Board of Advisors and all of the Members. The resignation shall be effective upon receipt of such written notice by the Board of Advisors. The resignation of a Advisor who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal from the Company by the Member.

5.15 Vacancies.

(a) If a Manager vacancy occurs, a Majority in Interest of the Voting Members may fill the vacancy. During such time that the Members fail or are unable to fill such vacancies then and until the Members act: (i) the Board of Advisors may fill the vacancy;

(b) If a vacancy occurs on the Board of Advisors, including a vacancy resulting from an increase in the number of Advisors, a Majority in Interest of the Voting Members may fill the vacancy. During such time that the Members fail or are unable to fill such vacancies then and until the Members act: (i) the Board of Advisors may fill the vacancy;

5.16 Compensation.

The Manager shall be entitled to reasonable compensation for the performance of their duties. The amount of such compensation shall be reviewed by the Board of Advisors.

5.17 No Authority of Members.

Except as otherwise provided in this Agreement, or as authorized by the Manager, no Member is an agent of the Company or has the authority to make any contracts, enter into any transactions, or make any commitments on behalf of the Company.

5.18 Delegation of Powers.

From time to time, the manager may authorize, or delegate any or all of its authority to a subcommittee of persons, or a single person, whom it shall name, to act on its behalf regarding any matter over which the Manager has authority. In connection therewith, the Manager may appoint such officers of the Company (including, without limitation, a president, vice president, secretary, and treasurer) as the Manager may deem appropriate, and unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation, the appointment of such officer to such office shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authorities and duties made pursuant to this SECTION 5.18. Any number of offices may be held by the same person. Any delegation made pursuant to this SECTION 5.18 may be revoked at any time by the Manager.

5.19 Manager Certificates.

Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate issued by the Company that is signed by the Manager (or an officer authorized to sign such certificate) as to any of the following:

(a) The identity of any Member, Managers or officer;

(b) The existence or nonexistence of any fact or facts which constitute(s) a condition precedent to acts by a Member, a Manager or any officer or which are in any other manner germane to the affairs of the Company;

(c) The Person who is authorized to execute and deliver any instrument or document of the Company; or the Company.

(d) Any act or failure to act by the Company or any other matter whatsoever involving

ARTICLE VI Fiduciary Duties; Right to Rely; Indemnification

6.1 Duties of Members.
A Member who is not also a Manager owes no duties to the Company or to the Members solely by reason of being a Member; provided, however, that a Member who, pursuant to this Agreement, exercises some or all of the rights of a Manager in the management and conduct of the Company's business is held to the standards of conduct applicable to Managers under this Agreement and the Act to the extent that the Member exercises the managerial authority vested in a Manager by this Agreement or the Act.

6.2 Duty of Loyalty.
A Manager's duty of loyalty to the Company and the Members is limited to the following:

(a) To account to the Company and to hold as trustee for the Company any property, profit or benefit derived by the Manager in the conduct or winding up of the Company's business or derived from a use by the Manager of the Company's property, including the appropriation of a Company opportunity;

(b) To refrain from dealing with the Company in the conduct or winding up of the Company's business as or on behalf of a party having an interest adverse to the Company; and

(c) To refrain from competing with the Company in the conduct of the Company's business before dissolution of the Company.

A Majority in Interest of the Disinterested Members may identify specific types or categories of activities that do not violate the duty of loyalty, if not manifestly unreasonable. A Majority in Interest of the Disinterested Members may authorize or ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate the duty of loyalty.

6.3 Duty of Care.
A Manager's duty of care to the Company and the Members in the conduct of and winding up of the Company's business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law.

6.4 Fiduciary Duties.
Each Manager shall discharge his duties and exercise any of his rights consistently with the obligation of good faith and fair dealing which he owes to the Company and the Members. A Managers does not violate a

duty or obligation to the Company merely because the Manager's conduct furthers the Manager's own interest. A Manager may lend money to and transact other business with the Company. As to each loan or transaction, the rights and obligations of the Managers are the same as those of a Person who is not a Manager, subject to other applicable law.

6.5 Right to Rely.
The Manager shall not be held liable to the Company, or to the Members, for relying in good faith upon the records required to be maintained by this Agreement and upon such information, opinions, reports or statements by any of the Manager, Members, attorneys, accountants, agents, advisors or any other Person who has been selected with reasonable care by or on behalf of the Company, as to matters the Manager reasonably believe are within such other Person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Profits or Losses of the Company or any other facts relevant to the existence or amount of assets from which Distributions to Members might properly be made.

6.6 Indemnification of Members.
To the fullest extent allowed by law, the Members shall be indemnified and held harmless by the Company for any liability resulting from any act performed or omission made by them in good faith on behalf of the Company, except for acts or omissions of gross negligence, intentional misconduct, or in knowing violation of the law.

6.7 Exculpation and Indemnification of Managers, Advisors and Officers.
(a) Generally. Neither the Managers, Advisors nor any officer of the Company (hereinafter collectively referred to as the "indemnitees" and individually as an "indemnitee") shall have any liability, responsibility, or accountability in or for damages or otherwise to any Member, the Company, its receiver or trustee (if any), and the Company, its receiver, or trustee agrees to indemnify, pay, protect and hold harmless each indemnitee (on the demand of and to the satisfaction of such indemnitee) from and against any liabilities, obligations, losses, damages, penalties, actions, claims, judgments, settlements, proceedings, costs, expenses, and disbursements of any kind or nature whatsoever, including all reasonable attorneys' fees, costs and expenses of defense, appeal, and settlement of any suits, actions or proceedings instituted against such indemnitee or the Company and all costs of investigation in connection therewith (hereinafter in this SECTION 6.7 collectively referred to as "liabilities") that may be imposed on, incurred by, or asserted against an indemnitee or the Company that in any way relates to or arises out of, or alleged to relate to or arise out of, any action or inaction on the part of the Company or an indemnitee acting on behalf of the Company. Notwithstanding the foregoing, each indemnitee shall be liable, responsible, and accountable, and the Company shall not be liable to any such indemnitee, for any portion of such liabilities that resulted from such indemnitee's own fraud, bad faith, willful misconduct (meaning such acts or omissions that the indemnitee knew at the time thereof that such acts or

omissions were clearly in conflict with the interests of the Company), gross negligence, transactions from which such indemnitee derived an improper personal benefit, or other acts or failures to act for which the Act or other applicable law does not permit such indemnitee to be exculpated or indemnified. If any claim shall be asserted against the Company or an indemnitee relating to or arising, or alleged to relate to or arise, out of any action or inaction by any Manager, Advisor or any officer, the Manager, Advisor or such officer shall have the right to employ, at the expense of the Company, separate counsel of its choice in such action, suit, or proceeding; provided, however, that the payment of such expenses incurred by such Manager, Advisor or such officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of (i) a written affirmation by such Manager, Advisor or such officer of its good faith belief that the standard of conduct necessary for indemnification under this SECTION 6.7 has been met and (ii) a written undertaking, by or on behalf of such Manager, Advisor or such officer, to repay all amounts so advanced if it shall ultimately be determined that such Manager, Advisor or such officer is not entitled to be indemnified under this SECTION 6.7 or otherwise. The satisfaction of the obligations of the Company under this SECTION 6.7 shall be from and limited to the assets of the Company and no Member shall have any personal liability on account thereof, except as provided in SECTION 3.10(b).

(b) Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this SECTION 6.7 shall not be exclusive of any other right which the Managers, Advisor or any officer indemnified pursuant to this SECTION 6.7 may have or hereafter acquire under law or equity, provision of this Agreement, or resolution of all the Members, that is not in conflict with any other action taken in accordance with the terms of this Agreement or otherwise.

6.8 Insurance.

The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Manager, Advisor or officer of the Company that may be indemnified under SECTION 6.6 or under SECTION

6.9 Remedies.

Each Manager acknowledges and represents that irreparable damage and harm could be done to the Company if there is a breach of the covenants contained herein, and that in the event of a breach, each Manager agrees that the Company shall be entitled to injunctive relief (both temporary and/or permanent), without posting bond, as well as monetary damages and reasonable attorney's fees for the enforcement of this Agreement. Each Manager agrees to return all documents and copies of documents upon request by the Company.

6.10 Scope of Duties.

A Manager is relieved of liability imposed by law or this Agreement for violation of the standards prescribed by this ARTICLE VI to the extent of the managerial authority delegated to the Members by this Agreement.

ARTICLE VII Capital Accounts and Accounting

7.1 Capital Accounts.
The Company shall establish for each Member a Capital Account, which shall be maintained in accordance with Section 704 of the Code and the capital account rules set forth in Treasury Regulations Section 1.704-1(b).

(a) Each Member's Capital Account shall be credited with the following:

(i) Such Member's Capital Contributions;

(ii) Such Member's distributive share of Profits;

(iii) The amount of any Company Liabilities that are assumed by such Member or that are secured by any property distributed to such Member;
and

(iv) With respect to a transferee Member, a pro rata portion of the Capital Account of the transferor Member.

(b) Each Member's Capital Account shall be debited by the following:

(i) The amount of cash and the net fair market value of any property distributed to such Member (as of the date of the Distribution);

(ii) Such Member's distributive share of Losses;

(iii) The amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member
to the Company; and

(iv) With respect to a transferor Member, a pro rata portion of the Capital Account of the transferee Member.

7.2 Accounting Decisions.
All decisions as to accounting matters, except as specifically provided to the contrary herein, shall be made by the Manager.

7.3 Taxable Year and Tax Accounting Methods.
Unless otherwise required by the Code, Treasury Regulations or the Internal Revenue Service, the Company's taxable and fiscal years shall be the calendar year, and the books of account of the Company shall be maintained on an accrual basis consistently applied and shall show all items of income and expense. Subject to SECTION 7.6 hereof, all elections required or permitted to be made by the Company under the Code shall be made by the Manager.

7.4 Tax Returns.

Not later than the time required by law, the Manager shall prepare and file or cause to be prepared and filed for each fiscal year, all federal, state, and local income tax returns required of the Company.

7.5 Tax Elections.
(a) The Company shall make the following elections for federal income tax purposes:

(i) To treat as an expense for federal income tax purposes all amounts incurred for real estate taxes, interest and other charges that may, in accordance with applicable law and regulations, be considered as an expense; and

(ii) To deduct expenses incurred in organizing the Company ratably over a sixty (60) month period as provided in Section 709 of the Code.

(b) In the event of a Distribution of Company Property to a Member or a Transfer, whether during life or at death, by a Member of all or any part of his Membership Interest, the Company shall determine whether to elect pursuant to Section 754 of the Code, and in accordance with applicable law and regulations, to adjust the basis of the assets of the Company pursuant to Sections 734 and 743 of the Code.

7.6 Compliance with Section 704(b) of the Code.
The provisions of this Agreement as they relate to the maintenance of Capital Accounts are intended, and shall be construed, and, if necessary, modified to cause the allocations of Profits, Losses, income, gain, deductions, credit and other items pursuant to ARTICLE VIII to have substantial economic effect within the meaning of the Treasury Regulations promulgated under § 704(b) of the Code. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation.

7.7 Tax Matters Partner.
The Manager shall designate a tax matters partner of the Company, as defined in Section 6231(a)(7) of the Code. The Manager may designate a new tax matters partner from time to time.

ARTICLE VIII Interim Distributions and Allocations

8.1 Distributions.

(a) All Distributions of cash or other property, except Distributions upon the Company's dissolution (which shall be governed by SECTION 9.6), shall be made in the following order and priority:

(i) Tax Distributions. First, to the extent the Company has Available Cash and the Manager agrees to make a Distribution pursuant to this SECTION 8.1(a)(i), the Company shall distribute to each Member within ninety (90) days of the end of each fiscal year of the Company an amount equal to the excess, if any, of (A) the product of (1) the estimated net taxable income allocated to such Member for the fiscal year then ended (on Schedule K-1), multiplied by (2) the Maximum Effective Tax Rate, over (B) any previous Distributions by the Company to the Members with respect to said previous fiscal year. Distributions made pursuant to this SECTION 8.1(a)(i) shall be deemed to constitute an advance (without interest) against any Distributions provided for in SECTION 8.1(a)(ii).

(ii) Other Distributions of Available Cash. Second, after the Distributions described in SECTION 8.1(a)(i) and at such times as determined by the Manager, the Company shall distribute any remaining Available Cash to all the Members pro rata in proportion to their respective Financial Rights.

(b) Authority of Manager. The Manager shall have the right to determine how much, if any, of the Company's Available Cash shall be distributed among the Members each year after review of the Board of Advisors. The Manager shall have the right to establish, maintain and expend Reserves to provide for working capital, future investments, debt service and such other purposes as the Manager deems necessary or advisable. Except as provided in SECTION 9.6 hereof, all Distributions of cash and property shall be made at such times and in such amounts as determined by the Manager; provided, however, that if the Company has Profits for any fiscal year, the Manager shall use all reasonable efforts to make Distributions to Members in amounts necessary to cover the estimated income taxes incurred by each Member of his share of the Profits for such year, taking into account the maximum marginal tax rate on income for income tax purposes then in effect.

(c) Restrictions on Distributions. Notwithstanding anything herein to the contrary, no Distribution to any Member may be made if after giving effect to the Distribution either (i) the Company would not be able to pay its debts as they become due in the ordinary course of business, or (ii) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the Company were to be dissolved, wound up and terminated at the time of the Distribution, to satisfy the preferential rights upon dissolution, winding up and termination of Members whose preferential rights are superior to those receiving the Distribution.

(d) Distributions Subject to Set-Off. Subject to SECTIONS 3.3 and 3.4, all Distributions to a Member are subject to set-off by the Company for any past-due obligation of such Member to the Company.

8.2 Calculation of Profits and Losses.

The Profits and Losses of the Company for each fiscal year or other period shall be the taxable income or loss of the Company for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any Company income which is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this subsection shall be added to such taxable income or loss.

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) (expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a capital account) or treated as such expenditures pursuant to Treasury Regulations Section 1.704- 1(b)(2)(iv)(i) (organizational expenditures which the Company elects not to amortize under Code Section 709(b)) and not otherwise taken into account in computing Profits and Losses pursuant to this subsection shall be subtracted from such taxable income or loss.

(c) Gain or loss with respect to the disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed based upon the “adjusted book value” (as determined in the Treasury Regulations promulgated under Code Section 704) of such property without regard to the adjusted basis.

(d) Depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss shall, for purposes of this subsection, be based upon the “adjusted book value” (as determined in the Treasury Regulations promulgated under Section 704) of Company Property.

8.3 Allocation of Profits and Losses.

The Profits and Losses of the Company for any fiscal year of the Company shall be allocated among the Members if and the extent, there are any Distributions, during such fiscal year, in accordance with the provisions of SECTION 8.1(a) hereof and otherwise, in accordance with their Financial Rights. Upon termination of the Company or upon liquidation of any Member’s Units, Distributions shall be made in accordance with the positive Capital Account balances of the Members after taking into account all Capital Account adjustments for the year during which such termination or liquidation occurs.

8.4 Tax Item Allocation.

Unless otherwise specially allocated herein, whenever a proportionate part of Profits or Losses is charged or credited to the Capital Account of a Member, every item of income, gain, loss, deduction, credit, allowance or tax preference entering into the computation of such Profits or Losses or applicable to the period during which such Profits or Losses were realized shall be considered credited or charged, as the case may be, to such Capital Account in the same proportion. In the event of a Transfer of Financial Rights in the Company at any time other than at the end of the Company's tax year, the distributive share of Profits and Losses and any items of Company income, gain, loss, deduction, credit or tax preference attributable to the transferred Financial Rights shall be apportioned for income tax purposes between the transferor and transferee in accordance with the number of days in the taxable year of the Company that each was the owner of such Financial Rights.

8.5 Code Section 704(c).

In accordance with the provisions of Code Section 704(c), income, gain, loss and deductions with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated to the Members so as to take account of any variation between the adjusted basis of such property and the fair market value at the time of contribution. In the event the Company uses the "Traditional Method with Curative Allocations" under Treasury Regulations Section 1.704-3(c) to correct for distortions caused by the "ceiling rule" (as defined therein) in making allocations pursuant to Section 704(c) of the Code, the Company may make curative allocations in any given year to offset the effects of the "ceiling rule" for prior taxable years. Any such allocations shall be made over a reasonable period of time, such as over the property's economic life, in compliance with Treasury Regulations Section 1.704-3(c)(3)(ii). If cost recovery deductions with respect to an item of contributed property have been limited by the "ceiling rule", the general limitation on the character of any curative allocation, contained in Treasury Regulations Section 1.704-3(c)(3)(iii)(A), shall not apply to income from disposition of the contributed property.

8.6 Nonrecourse Deductions.

Notwithstanding anything herein to the contrary, beginning in the first taxable year of the Company in which there are nonrecourse deductions, all nonrecourse deductions and distributions of proceeds attributable to nonrecourse borrowing (as defined in Treasury Regulations Section 1.704-2) shall be allocated in accordance with the Members' Financial Rights or in any other manner that is reasonably consistent with allocations that have substantial economic effect of some other significant Company item attributable to the property securing the nonrecourse liabilities. Items attributable to a particular Member's Nonrecourse Liability (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated to the Member that bears the economic risk of loss for the liability.

8.7 Minimum Gain Chargeback Requirements.

(a) Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain (as determined under Treasury Regulations Section 1.704- 2(d)) for the Company's taxable year, each Member must be allocated items of income and gain for that taxable year equal to that Member's share of the net decrease in Company Minimum Gain. A

Member's share of the net decrease in Company Minimum Gain is the amount of the total net decrease multiplied by the Member's percentage share of Company Minimum Gain at the end of the immediately preceding taxable year (as determined in Treasury Regulations Section 1.704-2(g)). A Member is not subject to this minimum gain chargeback requirement to the extent the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing, or other change in the debt instrument causing it to become partially or wholly a recourse liability or a Member Nonrecourse Liability, and the Member bears the economic risk of loss (within the meaning of Treasury Regulations Section 1.752-2) for the newly guaranteed, refinanced, or otherwise changed liability.

(b) If during a taxable year there is a net decrease in Member Nonrecourse Debt Minimum Gain (as determined under Treasury Regulations Section 1.704-2(i)(2)), any Member with a share of that Member Nonrecourse Debt Minimum Gain (as determined under Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of that taxable year must be allocated items of income and gain for that taxable year (and, if necessary, for succeeding taxable years) equal to that Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain. A Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain is determined in a manner consistent with the provisions of Treasury Regulations Section 1.704-2(g)(2). A Member is not subject to this minimum gain chargeback requirement, however, to the extent the net decrease in Member Nonrecourse Debt Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing, or other change in the debt instrument that causes it to become partially or wholly a nonrecourse liability. The amount that would otherwise be subject to the Member Nonrecourse Minimum Gain chargeback is added to the Member's share of Company Minimum Gain under Treasury Regulations Section 1.704-2(g)(3).

<u>8.8 Qualified Income Offset.</u>
Unless otherwise agreed, a Member is not required to fund any deficit in the Member's Capital Account at any time. However, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), and the unexpected adjustment, allocation, or distribution results in a deficit balance in the Capital Account for the Member (or a deficit balance in excess of any limited dollar amount the Member is obligated to restore), the Member will be allocated items of income and gain consisting of a pro rata portion of each item of Company income and gain for such year in an amount and manner sufficient to eliminate the deficit balance or the increase in the deficit balance as quickly as possible. This SECTION 8.8 will be interpreted, applied, and if necessary modified to constitute a "qualified income offset" as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

ARTICLE IX Dissolution, Winding Up, and Termination

9.1 Dissolution.
The Company shall dissolve, its affairs shall be wound up, and the Company shall terminate upon the first to occur of the following:

(a) The written consent of a Majority in Interest of the Voting Members;

(b) Any event that makes it unlawful for all or substantially all of the business of the

Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event for purposes of this SECTION 9.1(b);

(c) On application by a Member, upon entry of a judicial decree that: (i) The economic purpose of the Company is likely to be unreasonably frustrated;

(ii) Another Member has engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the Company's business with that Member;

(iii) It is not otherwise reasonably practical to carry on the Company's business in conformity with the Articles of Organization and this Agreement;

(iv) The Company has failed to purchase the petitioner's Financial Rights as required by the Act; or

(v) The Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, fraudulent or unfairly prejudicial to the petitioner.

(d) The filing by the Secretary of State of a certificate administratively dissolving the Company pursuant the Act, provided that the Company does not apply for reinstatement pursuant to the Act within the time period specified therein.

9.2 Waiver of Right to Wind Up.
Notwithstanding anything herein to the contrary, at any time after the dissolution of the Company and before the winding up of its business is completed, the Members, including a dissociated Member whose dissociation caused the dissolution, may unanimously waive the right to have the Company's business wound up and the Company terminated. In that case, (a) the Company shall resume carrying on its business as if dissolution had never occurred and any liability incurred by the Company or a Member after the dissolution and before the waiver is determined as if the dissolution had never occurred, and (b) the rights of a third party accruing under the Act or arising out of conduct in reliance on the dissolution before the third party knew or received a notification of the waiver shall not be adversely affected.

9.3 Winding Up: Powers and Duties of Liquidator.
Following the dissolution of the Company, if the Members do not continue the Company's business under SECTION 9.1 or SECTION 9.2, the Manager shall appoint one or more Members or Advisors or an independent third party to serve as liquidator. The liquidator shall have full authority in winding up the Company's affairs, and may preserve the Company's business or property as a going concern for a reasonable time, prosecute and defend actions and proceedings, whether civil, criminal, or administrative, settle and close the Company's business, dispose of and transfer the Company's property, discharge the Company's liabilities, distribute the assets of the Company pursuant to SECTION 9.6, settle disputes by mediation or arbitration, and perform other necessary acts. In winding up the Company's affairs, the liquidator shall:

(a) Deliver notice of the Company's dissolution to all of the Company's known claimants and creditors in the form and manner described in the Act;

(b) Publish notice of the Company's dissolution as provided in the Act;

(c) Make final liquidating Distributions as provided in SECTION 9.6, and distribute any

Company Property discovered after any such final liquidating Distributions in accordance with SECTION 9.6; and

(d) After dissolution and the completion of winding up, file Articles of Termination with the Delaware Secretary of State to terminate the legal existence of the Company in accordance with the Act.

9.4 Sale of Company Property.
Unless otherwise determined by the Manager, the liquidator shall first attempt to sell all or any part of the Company's business as a going concern. If any such sale or partial sale is not consummated within six (6) months after the date of the dissolution, or such other period of time determined by the Managers the liquidator shall publish notice that all unsold Company assets are for sale and solicit bids for such assets. Any Company assets which remain unsold six (6) months after the date of the first publication of such notice shall be marshaled and auctioned by the liquidator. All assets unsold after the auction shall be distributed in kind in accordance with SECTION 9.5.

9.5 Distribution In Kind.
The Company may distribute assets in kind to satisfy any or all of its obligations. If the Company will distribute assets in kind, the Members shall have thirty (30) days to agree upon the fair market value of such assets. If the Members cannot agree on the fair market value of any asset, the liquidator shall hire two (2) independent appraisers to appraise the asset(s) in question. The fair market value of each asset or group of assets appraised shall be the average of the two appraisals. Any property distributed in kind shall be treated in accordance with Sections 721, 736, 737 and 751 of the Code. The liquidator shall adjust the

Members' Capital Accounts to reflect any gain or loss which would have been allocated had such property been sold for its fair market value.

9.6 Final Liquidating Distributions.
After the sale of all Company assets, or the determination of fair market value for distribution in kind of Company assets, the liquidator shall apply the proceeds of the sale or the Company assets as follows:

(a) First, payment or adequate provision for payment shall be made to creditors including the liquidator if the liquidator is not a Member for reimbursement for out-of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company, and to the extent permitted by law, Members who are creditors in satisfaction of liabilities of the Company;

(b) Second, if the liquidator is a Member, to the liquidator for reimbursement for out- of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company;

(c) Third, all remaining cash and other assets shall be distributed to the Members in accordance with their positive Capital Account balances, determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the Distribution occurs, including adjustments for Distributions made under this SECTION 9.6.

9.7 Deficit Capital Account Balances.
Notwithstanding anything herein to the contrary, and notwithstanding any custom or rule of law to the contrary, any deficit in a Member's Capital Account upon dissolution of the Company shall not be an asset of the Company and such Member shall not be obligated to contribute any amount to the Company in excess of any limited dollar amount the Member has otherwise agreed to restore.

9.8 Final and Complete Distribution.
The Distributions provided for in this ARTICLE IX shall constitute a complete return of the Members' Contributions to Capital, and a final and complete Distribution to the Members in satisfaction of all of their rights in the Company.

ARTICLE X Dissociation

10.1 Events of Proper Dissociation.
If a Member dissociates in any one or more of the following ways, such shall be deemed to be a proper dissociation:

(a) The death or Disability of a Member; or

(b) Withdrawing or resigning from the Company with the consent of the Manager and Board of Advisor.

10.2 Effect of Member's Proper Dissociation.
Unless otherwise agreed between the Company and all of the remaining Members, the rights of a properly dissociating Member shall be governed by ARTICLE XI.

10.3 Events of Wrongful Dissociation.
If a Member dissociates in any one or more of the following ways, such shall be deemed to be a wrongful dissociation:

(a) The voluntary withdrawal, retirement or resignation of any Member other than as permitted in SECTION 10.1;

(b) The termination of the Member for cause; or

(c) On application by the Company or another Member, the Member's expulsion by judicial determination under the Act because the Member:

(i) Engaged in wrongful conduct that adversely and materially affected the Company's business; or

(ii) Willfully or persistently committed a material breach of this Agreement or of a duty owed to the Company or the other Members under the Act; or

(iii) Engaged in conduct relating to the Company's business which makes it not reasonably practicable to carry on the business with the Member.

10.4 Effect of Member's Wrongful Dissociation.
A wrongfully dissociating Member is liable to the Company for all costs, expenses (including reasonable attorneys' fees) and damages caused by the wrongful dissociation, including the reasonable costs of obtaining replacement of the services the wrongfully dissociating Member was obligated to perform. The Company may offset such costs, expenses and damages against any Distributions to which the wrongfully dissociating Member may be entitled in addition to pursuing any remedies provided for in this Agreement or otherwise available under applicable law. The parties to this Agreement agree that a wrongfully dissociating Member's sole entitlement upon wrongfully dissociating from the Company shall be receipt of the purchase price for his Units, as determined in SECTION 11.2(a) and SECTION 11.3 upon the terms set forth in

SECTION 11.4. The parties to this Agreement agree that the purchase price as so determined and reduced shall constitute fair value for the Units of a wrongfully dissociating Member within the meaning of the Act, and that payment of the purchase price upon the terms contained in SECTION 11.4 is permissible, authorized and in compliance with all provisions of the Act. The parties waive any right they may have to assert that the provisions of this Agreement regarding the rights of a wrongfully dissociating Member are inconsistent with, or in contravention of the Act.

10.5 Statement of Dissociation.

A dissociated Member or the Company may file a Statement of Dissociation in accordance with the Act.

ARTICLE XI Restrictions on Transfer and Buy-Sell Provisions

11.1 Restrictions on Transfer.

(a) No Member may voluntarily or involuntarily Transfer all or any portion of his Membership Interests to any Person without the prior written consent of a Majority in Interest of the Voting Members. If such consent is obtained, no provision of this ARTICLE XI shall apply, and the provisions of ARTICLE III shall govern the rights of the transferor and transferee. With regard to all other Transfers, the provisions of this ARTICLE XI shall apply and control.

(b) Any purported Transfer (an "Unauthorized Transfer") of all or any portion of a Member's Membership Interests in contravention of this ARTICLE XI shall be null and void and of no force or effect whatsoever; provided, however, that if the Company is required by a court of competent jurisdiction to recognize such Unauthorized Transfer, the rights of the transferee of the Membership Interests transferred shall be strictly limited to that of a transferee who is not admitted as a Member with respect to the transferred Membership Interests. Any allocations and Distributions with respect to such transferred Membership Interests may be applied (without limiting any other legal or equitable rights or remedies of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Membership Interests may have to the Company. In the case of an Unauthorized Transfer or attempted Unauthorized Transfer, the parties engaging or attempting to engage in such Unauthorized Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all costs, liabilities, and damages that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and the fees and expenses of attorneys and other professionals) as a result of such Unauthorized Transfer or attempted Unauthorized Transfer and efforts to enforce the indemnity granted hereby.

11.2 Right to Buy.

(a) Wrongful Dissociation of a Member. If a Member wrongfully dissociates from the Company within the meaning of SECTION 10.2 (the "Withdrawing Member"), he shall be deemed to have immediately offered to sell and the Company shall have the right (but not the obligation) to purchase all, but not less than all of the Withdrawing Member's Membership Interests at the price determined under SECTION 11.3, and on the terms contained in SECTION 11.4; provided, however, that the purchase price shall be reduced by the amount of all costs, expenses (including reasonable attorneys' fees) and damages incurred by the Company as a result of the Withdrawing Member's wrongful dissociation from the Company; and, provided further, that in no event will the purchase price to be paid for the Withdrawing Member's Membership Interests exceed fifty (50%) percent of the fair market value of such Member's Membership Interests as determined pursuant to SECTION 11.3.

(b) Transfers to Other Persons and Proper Dissociation of a Member. If a Member desires to Transfer all or any portion of his Membership Interest to another Person, or if a Member properly dissociates from the Company within the meaning of SECTION 10.1, such Member (or such Member's estate or guardian, as the case may be) (the "Dissolving Member") shall comply with the following procedure:

(i) The Dissolving Member or his estate, as the case may be, shall promptly deliver written notice to the Manager offering to sell all, but not less than all, of the Dissolving Member's Membership Interest at the price determined under SECTION 11.3 and upon the terms of purchase described in SECTION 11.4. During the ninety (90) day period commencing on the date the Manager receives such notice (the "Company's Purchase Period"), the Company shall have the right (but not the obligation) to purchase all, but not less than all, of the Dissolving Member's Membership Interest. Before the expiration of the Company's Purchase Period, the Manager shall deliver written notice to the Dissolving Member and all of the remaining Members of its election to purchase or not to purchase the Dissolving Member's Membership Interest (the "Company's Election Notice").

(ii) If the Company elects not to purchase the Dissolving Member's Membership Interest, then, during the thirty (30) day period (the "Remaining Members' Purchase Period) commencing on the earlier of (A) the date of the Company's Election Notice, or (B) the expiration of the Company's Purchase Period, the remaining Members shall have the right (but not the obligation) to purchase all, but not less than all, of the Dissolving Member's Membership Interest at the price determined under SECTION 11.3 and upon the terms of purchase described in SECTION 11.4. Before the expiration of the Remaining Members' Purchase Period, each remaining Member shall deliver written notice to the Company, the Dissolving Member and the other remaining Members of his election to purchase or not to purchase the Dissolving Member's Membership Interest. If more than one remaining Member wishes to purchase the Dissolving Member's Membership Interest, the remaining Members desiring to purchase shall purchase such Membership Interest pro rata in proportion to their respective Membership Interests, unless such Members otherwise agree.

(iii) If no remaining Member desires to purchase the Dissolving Member's Membership Interest under SECTION 11.2(b)(ii)) and the Dissolving Member's offer to sell his Membership Interest hereunder was triggered by the Dissolving Member's desire to Transfer his Membership Interest to another Person, the Dissolving Member shall be entitled to Transfer his Membership Interest to such Person at the end of the Remaining Members' Purchase Period, provided that the Dissolving Member shall have first given thirty (30) days' advance, written notice to the Company of:

(iv) the name of the Person to which the Dissolving Member intends to Transfer his Membership Interest; and (ii) the price and terms of the contemplated Transfer to such Person. During such thirty (30) day period, the Company and the remaining Members shall have the right of first refusal to elect to purchase the Dissolving Member's Membership Interest at the price and on the terms offered to such Person by providing written notice thereof to the Dissolving Member, it being understood that the Company's right of first refusal shall be given priority over the remaining Members' right of first refusal. If the Company chooses not to exercise its right of first refusal and more than one remaining Member wishes to exercise his right of first refusal, the Members desiring to exercise their right of first refusal shall be entitled to purchase the Dissolving Member's Membership Interest pro rata in proportion to their respective Membership Interests, unless such Members otherwise agree. If neither the Company nor any remaining Member exercises his right of first refusal and the Transfer of the Dissolving Member's Membership Interest is not consummated within thirty (30) days after the end of the thirty day right of first refusal period described above, the Dissolving Member shall have no right to Transfer his Membership Interest to such proposed transferee unless the Dissolving Member's Membership Interest is offered again to the Company and the remaining Members in the manner and in accordance with the terms of this SECTION 11.2(b).

(v) If no remaining Member wishes to purchase the Dissolving Member's Membership Interest under SECTION 11.2(b)(ii) and the Dissolving Member's offer to sell his Membership Interest under SECTION 11.2(b)(i) was triggered by an event of proper dissociation under SECTION 10.1, the Dissolving Member shall be entitled to retain ownership of his Membership Interest, in which event the Dissolving Member shall continue to be bound by the provisions of this Agreement as they relate to Members, except that the Dissolving Member shall only have the rights of a transferee not admitted as a Member (as provided in SECTION 3.4).

11.3 Purchase Price.

Subject to SECTION 11.2(a), the price of any Membership Interests to be sold under SECTION 11.2 shall be the Fair Market Value of such Membership Interests. The Fair Market Value shall be determined as of the end of the calendar month immediately preceding the date of delivery of any written offer as provided in SECTION 11.2(b) or the date of the underlying event which triggered the sale pursuant to SECTION 11.2(a), as applicable.

11.4 Closing; Payment of Purchase Price.

(a) The closing of any sale under SECTION 11.2 shall take place at the principal place of business of the Company, or at such other place as the parties may agree, and at a time and date designated by the parties.

(b) The purchase price described in SECTION 11.3 shall be paid upon such terms as the parties may mutually agree. If the parties are unable to agree upon payment terms, then, at the election of the purchaser(s), twenty-five (25%) percent of the purchase price shall be paid in cash at closing and the balance in not more than four (4) equal annual installments to be paid in cash only and evidenced by a promissory note of the purchaser, with the first installment becoming due one (1) year from the day on which the sale is closed and the

remaining installments annually thereafter. Such note shall provide for interest, payable annually, from the
date of closing at the prime rate as published in *The Wall Street Journal* on the date of closing, and the note shall provide that the maker shall have the privilege of prepaying all or any part thereof at any time after the end of the year in which the closing takes place with interest to date of prepayment, and that a default in the payment of any installment of principal and/or interest shall cause the remaining unpaid principal balance to become due and payable forthwith.

(c) Any closing adjustments which are then usual and customary shall be made between the seller and the purchaser(s) on and as of the date of closing. The seller shall pay any transfer, gains or similar taxes arising out of or in connection with the sale and transfer of his or her Membership Interests. Except as specifically provided in this Agreement, such sale shall be subject to all liabilities and obligations of the Company, matured and unmatured, absolute or contingent. All Members agree to execute and deliver all certificates and other instruments reasonably necessary to effectuate any transaction contemplated herein. Without limiting the foregoing, any Member transferring his or her Membership Interests shall transfer such interest free and clear of any liens, encumbrances or any interests of any third party and shall execute or cause to be executed any and all documents required to fully transfer good and clear title to such Membership Interests to the purchaser(s), including, but not limited to, any documents required to release any interest of a Member’s spouse or any other party who may claim an interest in such Member’s Membership Interests.

ARTICLE XII Books and Records

12.1 Books and Records.
The Company shall maintain at its principal place of business separate books of accounts for the Company which shall show a complete and accurate record of the assets, liabilities, operations, transactions and financial condition of the Company, including the costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the conduct of the Company and the operation of its business and affairs in accordance with federal income tax accounting rules as provided in this Agreement or such other method of accounting as the Manager may select from time to time.

12.2 Audits.
No independent audit of the books of accounts and financial reports and statements of the Company shall be required to be undertaken at the expense of the Company unless determined otherwise by the Manager or a written request therefor is made by all the Members.

12.3 Right of Inspection.
(a) The Company shall provide Members and their agents and attorneys access to its books and records at the Company's principal office. The Company shall provide former members and their agents and attorneys access for proper purposes to records pertaining to the period during which they were Members. The foregoing rights of access provide the opportunity to inspect and copy records during normal business hours. The Company may impose a reasonable charge, limited to the costs of labor and material, for copies of records furnished.

(b) Notwithstanding anything to the contrary herein, the Company shall furnish to a Member:

(i) Without demand, information concerning the Company's business or affairs reasonably required for the proper exercise of the Member's rights and performance of the Member's duties under this Agreement and the Act; and

(ii) On demand, copies of monthly financial statements, annual financial statements, annual budget, and other information concerning the Company's business or affairs, except to the extent the demand or the information is unreasonable or otherwise improper under the circumstances.

(c) A Member has the right upon written demand given to the Company to obtain at the Company's expense a copy of this Agreement.

12.4 Tax Returns and Information.
Within seventy-five (75) days after the end of each Fiscal Year (or by such other time as may be approved by all the Members), the Manager shall cause to be delivered to each Member information pertaining to the Company and its operations for the previous Fiscal Year that is necessary for the Members to accurately prepare their respective federal and state income tax returns for said Fiscal Year. Such necessary tax information shall include the following:

(a) Form 1065. A conformed copy of the Internal Revenue Service Form 1065 and similar state tax form or forms of the Company as or to be filed by or on behalf of the Company for such Fiscal Year;

(b) Schedule K-1. A conformed copy of Internal Revenue Service Schedule K-1 to such federal Form 1065 for such Member and similar state tax schedules or forms, each reporting such Member's allocable share of the Company's taxable income, loss and other tax items; and

(c) Other Information. Such other relevant information to enable the Members to complete and file their federal and state tax returns.

12.5 Confidentiality.
Each Member and Manager shall, at all times, during and after the term of this Agreement, except as otherwise expressly provided in this Agreement, use reasonable efforts to safeguard the secrecy and confidentiality of any information regarding the Company and its business, operations, and affairs (the "Confidential Information"). Each Member and Manager agrees as follows:

(a) Agents. Except as otherwise expressly provided in this Agreement, only those agents and representatives of the Company who need to know the Confidential Information in order to carry out the purposes of the Company shall have access to the Confidential Information, and such access shall be limited only to so much of the Confidential Information as is necessary for the particular agent or representative to perform his required function.

(b) Third Parties. Except as may otherwise be required by law, no Member or Manager shall disclose, or allow any of such Member's or Manager's agents, representatives or affiliates to disclose, any of the Confidential Information to any third party (whether or not an affiliate of a Member) without the approval of the Manager, it being understood that such approval shall not be given unless and until the third party shall have agreed to execute an agreement of confidentiality, in form reasonably satisfactory to the Manager, obligating such third party not to reveal the Confidential Information except on the terms provided therein.

(c) Nonapplicability. This SECTION 12.5 shall not apply to any information which (i) is or becomes generally known to the public under circumstances which do not involve a breach of the terms hereof, (ii) is generally disclosed to third parties by the Company without restrictions on such third parties, or (iii) is already known to third parties before receipt from or development by the Company.

(d) Remedies. Each Member and Manager acknowledges and represents that irreparable damage and harm could be done to the Company if there is a breach of the covenants contained in this SECTION 12.5, and that in the event of a breach, the Members and Managers agree that the Company shall be entitled to injunctive relief (both temporary and/or permanent), without posting bond, as well as monetary damages and reasonable attorney's fees for the enforcement of this Agreement. Each Member and Manager agrees to return all documents and copies of documents upon request by the Company.

ARTICLE XIII Miscellaneous Provisions

13.1 Notices.
Any notice, payment, demand, or communication (collectively referred to as a "notice") required or permitted to be given by any provision of this Agreement or applicable law shall be in writing and sent by first class mail, overnight courier, hand delivery or facsimile; except if such notice is made by facsimile, such facsimile shall be promptly followed by the written original of such notice sent by overnight courier or hand delivery within twenty-four (24) hours thereafter. Charges for any notice hereunder shall be prepaid and addressed as follows, or to such other address as such Person may from time to time specify by notice to the Members or the Company, as the case may be:

(a) If to the Company, to the Company at the address of its principal place of business;

and

(b) If to a Member or a Manager, to the address shown on the records of the Company as the address for such Member or Manager, unless the Manager has been notified in the manner provided in this SECTION 13.1 by such Member or Manager of a change in such Member's or Board of Manager's address for receiving notices hereunder, then to the address most recently designated by such Member or Manager in the manner provided in this SECTION 13.1(b).

13.2 Time of Essence.
Time is of the essence of this Agreement.

13.3 Governing Law.
This Agreement shall be governed by and construed in accordance with the Delaware Uniform Limited Liability Company Act, as amended, any corresponding provisions of future laws, and other applicable laws of the State of Delaware.

13.4 Consent to Jurisdiction.
The parties to this Agreement hereby agree that the federal and state courts located in Wilmington, Delaware, shall have sole and exclusive jurisdiction over any matter arising from the interpretation, purpose, effect, or operation of this Agreement, and with regard to all matters associated with operation of the Company's business, regardless of the residence, now or in the future, of any party hereto. The parties consent to venue in Wilmington, Delaware, and waive any rights they may have to assert jurisdiction or venue in any other court, administrative forum, or other adjudicative body.

13.5 Dispute Resolution.
(a) Any dispute, controversy or claim arising out of, in connection with, or relating to this Agreement or any breach or alleged breach hereof (each a "Dispute") shall be resolved exclusively through the procedures set forth in this

SECTION 13.5. All documents, discovery, and other information related to any Dispute, and the attempts to resolve, mediate or arbitrate such Dispute, shall be kept confidential to the fullest extent allowed by law.

(b) The parties shall act in good faith and use reasonable efforts to promptly resolve any Dispute between the parties.

(c) If the parties are unable to resolve the Dispute within ten (10) days of the date the Dispute arose, then any party shall have the right to request mediation by notifying the other parties of such request in writing. If any party requests mediation, then within ten (10) days of the date of such request, the parties shall mutually agree upon a third party mediator to facilitate resolution of the Dispute. The mediation shall be held within thirty (30) days of the appointment of the third party mediator.

(d) If no party requests mediation within twenty (20) days of the date the Dispute arose, or if the parties are otherwise unable to resolve the Dispute through mediation under SECTION 13.5(c) above, then either party may pursue resolution of the Dispute through applicable judicial process.]

13.6 Waiver.

No waiver of any breach of any covenant, agreement or undertaking contained herein shall operate as a waiver of any subsequent breach of the same covenant, agreement or undertaking or as a waiver of any breach of any other covenant, agreement or undertaking. In the case of a breach by any party of any covenant, agreement or undertaking, the nonbreaching party may nevertheless accept from the other, any payment or performance without waiving its right to exercise any right or remedy provided herein or otherwise, with respect to any such breach which was in existence at the time such payment or performance was accepted by it. No failure of any party to exercise any power given herein or to insist upon strict compliance with any covenant, agreement or undertaking contained herein, or to object to any custom or practice which varies from the terms hereof, shall constitute a waiver of such party's right to demand exact compliance with the terms of this Agreement. The waiver by any party of a breach of any covenant, agreement or undertaking contained herein shall be made only by a written waiver in each case, and no such waiver shall operate or be construed as a waiver of any prior or subsequent breach.

13.7 Severability.

If any provision of this Agreement shall, to any extent, be held invalid, illegal or unenforceable, in whole or in part, the validity, legality, and enforceability of the remaining part of such provision, and the validity, legality and enforceability of the other provisions hereof, shall not be affected thereby and each term, covenant or condition shall be valid and enforced to the fullest extent permitted by law. If any such invalidity shall be caused by the length of any period of time, the size of any area or the scope of activities set forth in any provision hereof, such period of time, such area or scope or all, shall be considered to be reduced to a period, area, or scope which would cure such invalidity. Any provision of this Agreement which is held invalid, illegal or unenforceable in any jurisdiction shall not be deemed invalid, illegal or unenforceable in any other jurisdiction.

13.8 Counterparts.
This Agreement may be executed in more than one counterpart, each such counterpart shall be deemed an original, and all such counterparts shall constitute one and the same agreement. This Agreement shall be effective when executed by all parties, but all parties need not execute the original or the same counterpart.

13.9 Captions.
The headings, titles and captions of the Articles and Sections of this Agreement are inserted only to facilitate reference. They shall not define, limit, extend or describe the scope or intent of this Agreement or any provision hereof, and they shall not constitute a part hereof or affect the meaning or interpretation of this Agreement or any part hereof.

13.10 Entire Agreement.
This Agreement embodies the entire understanding and agreement among the parties pertaining to the subject matter hereof, and all prior agreements and understandings of the parties, whether written or oral, are terminated and superseded by this Agreement and shall be deemed merged herein.

13.11 Remedies Cumulative.
Except as otherwise expressly provided herein, all rights, powers and privileges conferred hereunder upon any party shall be cumulative and not restrictive of those given by law. No remedy herein conferred is exclusive of any other available remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given by agreement or now or hereafter existing at law or in equity or by statute.

13.12 Binding Effect.
This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by and against all the parties and their respective heirs, legal representatives, personal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer upon any person other than the parties, and their respective heirs, legal representatives, personal representatives, successors and permitted assigns, any rights, remedies, obligations or liabilities.

13.13 Use of Terms.
Use of the terms “herein”, “hereby”, “hereunder”, “hereof”, “hereinbefore”, “hereinafter”, and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used. Reference to “this Article”, “this Section”, or a similar reference to a specific part of this Agreement shall refer to the particular Article, Section or

specific part in which such reference appears. Whenever used herein, any pronoun shall be deemed to include both the singular and plural and all genders.

13.14 Further Assurances.
Each of the parties will execute, deliver, acknowledge or supply such further documents, instruments and assurances as shall be reasonably necessary or appropriate to carry out the full intent and purposes of this Agreement.

13.15 Equitable Remedies.
The rights and remedies of the Members, the Company and the Managers hereunder shall not be mutually exclusive, and the exercise of one or more of the provisions hereof shall not preclude the exercise of any other provisions hereof. The parties confirm that damages at law may be an inadequate remedy for a breach or threatened breach of this Agreement and agree that in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction (temporary and/or permanent), without posting bond, or other equitable remedy, but nothing herein contained is limited to, nor shall it limit or affect any right or rights at law or by statute or otherwise of any party aggrieved against any other party for a breach or threatened breach of any provision hereof, it being the intention of this SECTION 13.15 to make clear the agreement of the parties that the respective rights and obligations of the parties hereunder shall be enforceable in equity as well as at law or otherwise.

13.16 Exhibits.
The exhibits attached to this Agreement are hereby made a part hereof and incorporated herein by reference. All such exhibits read as of the date of this Agreement or, as to any of the exhibits bearing a particular date, as of any other date specified therein.

13.17 Construction.
If and to the extent the provisions of this Agreement conflict with the Act, this Agreement shall control. If and to the extent the provisions of this Agreement do not conflict with the Act, the Act shall control.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed and sealed this Operating Agreement as of the day and year first above written.

COMPANY:

CHORE R US, LLC

____

Tarik Khribech, Manager

____

(NAME)________________, Manager

MANAGERS:

____

Tarik Khribech

____

(NAME)________________

MEMBERS:

____

Tarik Khribech

____

(NAME)________________

EXHIBIT A
(To Operating Agreement of CHORE R US, LLC)

Company Capitalization Schedule

Total Unit Issuance	7,500,000
Class A Outstanding	6,500,000
Total Equity %	87.369%
Total Voting %	100.0%
Class B Outstanding	500,000
Total Equity %	6.721%
Class C Outstanding	439,700
Total Equity %	5.910%

Individual Ownership

Name	Units	Ownership %	Voting %
Class A - Voting			
Tarik Khribech	6,500,000	87.369%	100.00%
Class B - Voting			
Tarik Khribech	500,000	6.721%	7.69%
Class C - Non-Voting			
Tarik Khribech	400,000	5.377%	
Meryem Khribech	5,000	0.067%	
mark cecconi	1,000	0.013%	
Christian Poellabauer	150	0.002%	
Kevin Tabor	150	0.002%	
peter warne	150	0.002%	

Dustin Fritz	500	0.007%
Jonathan Jefferson	150	0.002%
Michael Jarosik	200	0.003%
Chad Thurston	150	0.002%
John Huneycutt	250	0.003%
Adam Cisek	150	0.002%
Adam Cisek	200	0.003%
Joshua Thornton	150	0.002%
Kimberly Tollers	500	0.007%
Adam Obomsawin	150	0.002%
Adam Obomsawin	150	0.002%
Fadi Tawil	150	0.002%
Loren Faire	750	0.010%
William Clark	150	0.002%
Quinton Kindon	150	0.002%
James Burns	300	0.004%
Haleh Fardi	150	0.002%
Mia McHugh	1,000	0.013%
Trevor Regez	200	0.003%
younes khribech	2,000	0.027%
Montana Radke	200	0.003%
Kevin Maley	150	0.002%
Florence Hardy	150	0.002%
Refugio MagallonRico	200	0.003%
Leonard Gill	1,000	0.013%
Paul Schanbacher	150	0.002%
Adam Grace	150	0.002%
Stanley Forwand	300	0.004%
Joe Badon	200	0.003%
Jojy Valikodath	150	0.002%
Stephen Lee	150	0.002%
David Byrd	150	0.002%
Christopher Veade	150	0.002%
Sean Mendez	150	0.002%
Vernon Johnson	150	0.002%
Midhat Qidwai	300	0.004%
David Denkhaus	150	0.002%
Salvatore Orlando	150	0.002%
Bassey Bassey	500	0.007%
Eric German	150	0.002%
Gary Janczura	500	0.007%
William Gray	200	0.003%
Tarik Khribech	300	0.004%

Edwin Russe	150	0.002%
Kentis Ellis	150	0.002%
Alfarida Mohammed	200	0.003%
Sharon Cisek	3,500	0.047%
Sharon Cisek	150	0.002%
Rob Miller	300	0.004%
Timothy Mayeur	10,000	0.134%
Mike O'Connor	400	0.005%
Andrew Orwick	500	0.007%
William Bates	1,000	0.013%
Casey Hughlett	150	0.002%
Sagar Patel	150	0.002%
Karen Ten	150	0.002%
cristina hotca	1,000	0.013%
cristina hotca	1,750	0.024%
Balachandar Balaraman	500	0.007%
Richard Bolander	150	0.002%